Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of United States dollars, unless otherwise stated)

Consolidated Financial Statements
For the years ended December 31, 2024 and 2023

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Equinox Gold Corp. and its subsidiaries (“Equinox Gold” or the “Company”) and all the information in the annual report are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements are not exact since they include certain amounts that have been calculated based on estimates and judgements. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.
Equinox Gold maintains systems of internal accounting and administrative controls to provide, on a reasonable basis, assurance that its financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. The Company’s internal control over financial reporting as of December 31, 2024 is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee (“Committee”).
The Committee is appointed by the Board of Directors, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over financial reporting, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and annual consolidated financial statements, management’s discussion and analysis and the external auditors’ reports. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the Company’s shareholders. The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.
The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the Company’s shareholders. KPMG LLP has full and free access to the Committee.

/s/ Greg Smith	/s/ Peter Hardie

Greg Smith	Peter Hardie
Chief Executive Officer	Chief Financial Officer

March 13, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Equinox Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Equinox Gold Corp. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value measurement of mineral property, plant and equipment acquired in the acquisition of the Greenstone Mine (“Greenstone Acquisition”)

As discussed in Note 5 to the consolidated financial statements, on May 13, 2024, the Company acquired 100% of the issued and outstanding shares of OMF Fund II (SC) Ltd., an entity that holds a 40% interest in Greenstone. The Greenstone Acquisition was accounted for as a business combination achieved in stages. The total purchase price, consisting of the acquisition-date fair value of total consideration transferred and the Company's previously held interest in Greenstone immediately prior to the acquisition date was allocated to the identifiable assets acquired and liabilities assumed based on their acquisition-date fair values. The Company recognized the acquisition-date fair value of mineral properties, plant and equipment of $3,630,255 thousand and the Company recognized a gain of $579.8 million before income taxes in other income for the year ended December 31, 2024 on remeasurement of its 60% share of assets and liabilities of Greenstone held immediately before the business combination. The fair value of mineral properties was estimated using a discounted cash flow model for mineral reserves and an in-situ value for unmodelled mineral resources. Significant inputs used in determining the fair value of mineral properties include estimates of the appropriate discount rate, foreign exchange rates, future gold prices, production based on current estimates of mineral reserves, and future operating and capital expenditures.

We identified the fair value measurement of mineral property, plant and equipment acquired in the Greenstone Acquisition as a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the acquisition-date fair value of mineral property, plant and equipment. Significant assumptions used in the determination of the fair value included estimates of the appropriate discount rate, future gold prices and foreign exchange rates, production based on current mineral reserves, future operating and capital expenditures and the in-situ value per ounce of gold for unmodelled mineral resources based on comparable market transactions. Changes in any of these assumptions could have had a significant effect on the determination of the fair value measurement of mineral property, plant and equipment acquired.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to determine the fair value measurement of mineral property, plant and equipment acquired in the Greenstone Acquisition. This included controls over the Company’s development of the significant assumptions used to estimate the fair value of the acquired mineral property, plant and equipment. We evaluated the reasonableness of the production by comparing it to the mineral reserve information prepared by independent qualified persons. We evaluated the competence, experience, and objectivity of the qualified persons responsible for the determination of the mineral reserves and resources information. We compared estimated operating and capital expenditures in the valuation model to the expenditures contained in the most recent mineral reserves and resources information and actual expenditures. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) assessing the future gold prices and foreign exchange rates by comparing to third party estimates; (2) evaluating the discount rate by comparing to an estimate independently developed using publicly available third-party sources and (3) evaluating the estimate of the in-situ value per ounce of gold for unmodelled mineral resources by assessing the Company’s approach to determining this assumption and comparing it to independent sources and market data for comparable entities where available.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2016.

Vancouver, Canada
March 13, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Equinox Gold Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Equinox Gold Corp.’s and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 13, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion Analysis under the heading “Management’s Report on Internal Controls Over Financial Reporting and Disclosure Controls and Procedures”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 13, 2025

Consolidated Statements of Financial Position
At December 31, 2024 and 2023
(Expressed in thousands of United States dollars)

	Note	2024	2023
Assets
Current assets
Cash and cash equivalents		$239,329	$191,995
Marketable securities	6	6,142	92,666
Trade and other receivables	7	70,035	82,307
Inventories	8	417,541	412,005
Derivative assets	16(a)	—	17,700
Prepaid expenses		44,529	35,144
Other current assets		6,529	2,141
		784,105	833,958
Non-current assets
Restricted cash		12,201	15,322
Inventories	8	277,102	200,368
Mineral properties, plant and equipment	9	5,564,713	3,225,213
Investments in associates	10	—	29,263
Deferred income tax assets	25	2,339	—
Other non-current assets	11	73,135	46,253
Total assets		$6,713,595	$4,350,377

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	12	$268,444	$246,522
Current portion of loans and borrowings	13	135,592	138,604
Current portion of deferred revenue	14	116,334	39,598
Current portion of derivative liabilities	16(b)	116,563	8,829
Other current liabilities	15,17(a),18(b)	52,158	46,048
		689,091	479,601
Non-current liabilities
Loans and borrowings	13	1,212,239	786,376
Deferred revenue	14	266,718	194,535
Reclamation and closure cost provisions	15	130,174	120,083
Derivative liabilities	16(b)	46,372	11,082
Deferred income tax liabilities	25	799,972	244,704
Other non-current liabilities	17	171,477	71,535
Total liabilities		3,316,043	1,907,916
Shareholders’ equity
Common shares	19(b)	2,798,820	2,085,565
Reserves	20	74,100	79,077
Accumulated other comprehensive loss		(89,027)	(70,730)
Retained earnings		613,659	348,549
Total equity		3,397,552	2,442,461
Total liabilities and equity		$6,713,595	$4,350,377
Commitments and contingencies (notes 9(d), 16(b)(iii), 31(b) and 33)
Subsequent events (note 34)
The accompanying notes form an integral part of these consolidated financial statements.
Approved on behalf of the Board of Directors

“Ross Beaty”	“Lenard Boggio”
Director	Director

Consolidated Statements of Income
For the years ended December 31, 2024 and 2023
(Expressed in thousands of United States dollars, except share and per share amounts)

	Note	2024	2023
Revenue	21	$1,514,120	$1,088,191
Cost of sales
Operating expense	22	(989,586)	(764,232)
Depreciation and depletion		(220,487)	(214,975)
		(1,210,073)	(979,207)
Income from mine operations		304,047	108,984

Care and maintenance expense		(580)	(1,431)
Exploration and evaluation expense		(12,493)	(11,690)
General and administration expense	23	(53,010)	(46,243)
Income from operations		237,964	49,620

Finance expense		(95,381)	(60,201)
Finance income		8,062	11,689
Share of net income (loss) of associates	10	702	(17,465)
Other income	24	478,734	31,125
Income before income taxes		630,081	14,768

Income tax (expense) recovery	25	(290,794)	14,116
Net income		$339,287	$28,884

Net income per share
Basic	26	$0.85	$0.09
Diluted	26	$0.75	$0.09
Weighted average shares outstanding
Basic	26	400,109,698	312,765,516
Diluted	26	473,546,710	316,302,864

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2024 and 2023
(Expressed in thousands of United States dollars)

	Note	2024	2023
Net income		$339,287	$28,884
Other comprehensive loss
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation (loss) gain		(84,417)	21,200
Reclassification of cumulative foreign currency translation loss relating to previously held 60% interest in the Greenstone Mine	5	31,904	—
Items that will not be reclassified subsequently to net income or loss:
Net decrease in fair value of marketable securities and other investments in equity instruments	6(c), 11(a), 24(a)	(39,961)	(46,359)
Income tax expense relating to change in fair value of marketable securities and other investments in equity instruments		—	(92)
		(92,474)	(25,251)
Total comprehensive income		$246,813	$3,633

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended December 31, 2024 and 2023
(Expressed in thousands of United States dollars)

	Note	2024	2023
Cash provided by (used in):
Operating activities
Net income for the year		$339,287	$28,884
Adjustments for:
Depreciation and depletion		222,616	216,121
Finance expense		95,381	60,201
Share of net (income) loss of associates	10	(702)	17,465
Change in fair value of derivatives		123,289	(31,563)
Settlements of derivatives	16(b)(i),(b)(ii)	(13,857)	33,651
Gain on remeasurement of previously held interest in the Greenstone Mine	5	(579,816)	—
Expected credit losses and write-offs		(31)	13,802
Unrealized foreign exchange (gain) loss		(21,418)	9,439
Gain on sale of partial interest and reclassification of investment in i-80 Gold Corp. (“i-80 Gold”)	10(b)	—	(34,467)
Income tax expense (recovery)	25	290,794	(14,116)
Income taxes paid		(19,602)	(13,567)
Gold sale prepayments	14	—	225,000
Other		(5,743)	16,600
Operating cash flow before changes in non-cash working capital		430,198	527,450
Changes in non-cash working capital	29	(58,014)	(168,987)
		372,184	358,463
Investing activities
Expenditures on mineral properties, plant and equipment		(412,073)	(523,298)
Acquisition of Greenstone Mine (“Greenstone Acquisition”)	5	(744,110)	—
Purchases of marketable securities	6(a),(b)	—	(8,927)
Proceeds from dispositions of marketable securities	6(a),(b)	48,191	53,359
Net proceeds from sale of partial interest in i-80 Gold	10(b)	—	22,846
Other		(3,727)	(6,654)
		(1,111,719)	(462,674)
Financing activities
Draw down on credit facility	13(a)	560,000	253,667
Proceeds from issuance of convertible notes	13(b)	—	172,500
Repayment of portion of credit facility	13	—	(293,000)
Proceeds from other financing arrangements	17(a)	57,346	23,131
Repayments of other financing arrangements	17(a)	(7,296)	(1,739)
Interest paid	13, 17(a)	(112,647)	(65,857)
Lease payments	18(b)	(29,494)	(34,720)
Net proceeds from issuance of shares	19(b)	335,562	40,769
Proceeds from exercise of warrants and stock options	19(b)	2,456	3,465
Transaction costs and other		(13,452)	(5,718)
		792,475	92,498
Effect of foreign exchange on cash and cash equivalents		(5,606)	2,939
Increase (decrease) in cash and cash equivalents		47,334	(8,774)
Cash and cash equivalents – beginning of year		191,995	200,769
Cash and cash equivalents – end of year		$239,329	$191,995

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2024 and 2023
(Expressed in thousands of United States dollars, except for share amounts)

		Common Shares
	Note	Number	Amount	Reserves (note 20)	Accumulated other comprehensive loss	Retained earnings	Total
Balance – December 31, 2022		307,365,588	$2,035,974	$41,620	$(52,076)	$326,262	$2,351,780
Equity component of convertible notes issued	13(b)	—	—	31,688	—	—	31,688
Shares issued in public offerings	19(b)	9,338,158	41,825	—	—	—	41,825
Shares issued on exercise of warrants and stock options, and settlement of restricted share units	19(b)	1,310,115	8,822	(3,896)	—	—	4,926
Share-based compensation	19(d)	—	—	9,665	—	—	9,665
Share issue costs	19(b)	—	(1,056)	—	—	—	(1,056)
Dispositions of marketable securities	6(b)	—	—	—	6,597	(6,597)	—
Net income and total comprehensive income		—	—	—	(25,251)	28,884	3,633
Balance – December 31, 2023		318,013,861	2,085,565	79,077	(70,730)	348,549	2,442,461
Shares issued in connection with Greenstone Acquisition	5	42,000,000	217,640	—	—	—	217,640
Conversion of convertible notes	13(d), 19(b)	26,602,031	151,877	(12,216)	—	—	139,661
Shares issued in public offerings	19(b)	67,311,076	349,228	—	—	—	349,228
Shares issued on exercise of stock options and settlement of restricted share units	19(b)	1,474,198	9,338	(6,882)	—	—	2,456
Share-based compensation	19(d)	—	—	10,297	—	—	10,297
Share issue costs	19(b)	—	(13,666)	—	—	—	(13,666)
Dispositions of marketable securities	6(a)	—	—	—	74,177	(74,177)	—
Modification of convertible notes	13(c), (d)	—	—	3,824	—	—	3,824
Shares acquired and cancelled		(168,645)	(1,162)	—	—	—	(1,162)
Net income and total comprehensive income		—	—	—	(92,474)	339,287	246,813
Balance – December 31, 2024		455,232,521	$2,798,820	$74,100	$(89,027)	$613,659	$3,397,552
The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
On May 13, 2024, the Company completed the Greenstone Acquisition, resulting in Equinox Gold owning 100% of the Greenstone Mine (note 5).
All of the Company’s principal properties are located in the Americas. At December 31, 2024, all of the Company’s principal properties and material subsidiaries are wholly owned. Details of the Company’s principal properties and material subsidiaries are as follows:

	Ownership interest in subsidiary	Location	Principal property	Principal activity
Subsidiary
Premier Gold Mines Hardrock Inc. and PAG Holdings Corp.	100%	Canada	Greenstone Mine (“Greenstone”)	Production
Western Mesquite Mines, Inc.	100%	USA	Mesquite Mine (“Mesquite”)	Production
Desarrollos Mineros San Luis S.A. de C.V.	100%	Mexico	Los Filos Mine Complex (“Los Filos”)	Production
Mineração Aurizona S.A.	100%	Brazil	Aurizona Mine (“Aurizona”)	Production
Fazenda Brasileiro Desenvolvimento Mineral Ltda	100%	Brazil	Fazenda Mine (“Fazenda”)	Production
Mineração Riacho Dos Machados Ltda	100%	Brazil	RDM Mine (“RDM”)	Production
Santa Luz Desenvolvimento Mineral Ltda	100%	Brazil	Santa Luz Mine (“Santa Luz”)	Production
Castle Mountain Venture	100%	USA	Castle Mountain Mine (“Castle Mountain”)	Development
In August 2024, the Company suspended mining at Castle Mountain for the duration of the permitting period for the mine’s expansion. Residual heap leach processing and gold production will continue until processing is complete.
On November 6, 2024, Greenstone reached commercial production which is the point at which the mine is capable of operating in the manner intended by the Company’s management (note 9(b)).
2.    BASIS OF PREPARATION
(a)Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 13, 2025.
(b)Basis of consolidation
(i)Subsidiaries
The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. The Company controls an entity when it has power over the entity, exposure or rights to variable returns from its involvement with the entity, and the ability to use its power over the entity to affect the amount of returns. The financial statements of a subsidiary are included in the Company’s consolidated financial statements from the date the Company obtains control of the entity until the date the Company loses control of the entity.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

2.    BASIS OF PREPARATION (CONTINUED)
(b)Basis of consolidation (continued)
(ii)Investments in associates
The Company’s investments in Versamet Royalties Corporation (“Versamet”), formerly Sandbox Royalties Corp., and in i-80 Gold were accounted for as investments in associates until June 5, 2024 and March 31, 2023, respectively.
An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee, unless it can be clearly demonstrated that the Company does not have significant influence. Investments in entities in which the Company owns less than a 20% interest are accounted for as marketable securities or other investments in equity instruments unless it can be clearly demonstrated that significant influence exists based on the Company’s contractual rights and other factors.
The Company accounts for an investment in associate using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income or loss and other comprehensive income or loss (“OCI”) of the associate, and for impairment losses after the initial recognition date. The Company’s share of income or loss and OCI of the associate is recognized in net income or loss and OCI, respectively, during each reporting period.
When an investee ceases to be an associate, the Company discontinues the use of the equity method to account for its investment. When the Company retains an interest in the former associate, the Company accounts for the interest as a marketable security or other investment in equity instrument and a gain or loss is recognized in net income or loss for the difference between: (i) the fair value of any retained interest and any proceeds from disposing of a partial interest in the associate; and (ii) the carrying amount of the investment at the date the use of the equity method was discontinued.
(iii)Joint operation
Prior to the completion of the Greenstone Acquisition on May 13, 2024, Greenstone was accounted for as a joint operation and the Company’s 60% share of Greenstone’s assets, liabilities, revenues and expenses was proportionately consolidated. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists when decisions about the activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.
(c)Presentation currency
Except as otherwise noted, these consolidated financial statements are presented in United States dollars (“$”, “US dollars” or “USD”). All references to C$ are to Canadian dollars (“CAD”).
(d)Functional currency
The functional currency of the Company and its subsidiaries is the US dollar.
Prior to reaching commercial production on November 6, 2024, the functional currency of Greenstone was the Canadian dollar. On November 6, 2024, the functional currency of Greenstone changed from the Canadian dollar to the US dollar. The change in Greenstone’s functional currency was accounted for prospectively as of the date of change, whereby all assets and liabilities of Greenstone were translated into its US dollar functional currency using the exchange rate as of such date with the resulting exchange differences recognized in OCI. The translated amounts for non-monetary items as of the date of change in functional currency are treated as their historical costs. Cumulative exchange differences recognized in OCI will remain in accumulated OCI unless the Company disposes of the entities in which its interest in Greenstone is held, at which time the cumulative amount of exchange differences related to the entity disposed of will be reclassified to profit or loss as part of the gain or loss on disposal.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES
(a)Business combinations
A business combination is a transaction whereby the Company acquires and obtains control of a set of activities and assets that constitutes a business. A business is an integrated set of activities and assets that consist of inputs and processes, including a substantive process, that when applied to those inputs, have the ability to create or significantly contribute to the creation of outputs that generate investment income or other income from ordinary activities. When acquiring a set of activities and assets in the exploration or development stage, which may not have outputs at the acquisition date, the Company determines whether the set of activities and assets include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. An acquired process is considered substantive when: (i) the acquired process is critical to the ability to develop or convert the acquired inputs into outputs; and (ii) the inputs acquired include both an organized workforce with the necessary skills, knowledge, or experience to perform the process and other inputs that the organized workforce could develop into outputs.
The Company accounts for business combinations using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized at their fair values on the acquisition date. The acquisition date is the date on which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires control of the assets and assumes the liabilities of the acquiree. The consideration transferred is measured at fair value and allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.
In a business combination achieved in stages whereby the Company obtains control of a business that is a joint operation in which it held an interest immediately before the acquisition date, the Company remeasures its share of assets and liabilities of the joint operation immediately before the acquisition date of the business combination at their acquisition-date fair values, and recognizes the resulting gain or loss in net income or loss.
(b)Foreign currency
(i)Foreign currency transactions
Transactions in foreign currencies are initially recognized in the functional currency by applying the exchange rates prevailing at the dates of the transactions. At the end of each reporting period: (i) monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the statement of financial position; and (ii) non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the date of the transaction, unless the item is measured at fair value, in which case it is translated at the exchange rate in effect at the date when the fair value was determined. Foreign exchange gains and losses are recognized in net income or loss, except for foreign exchange gains and losses relating to financial assets measured at fair value through OCI (“FVOCI”) which are recognized in OCI. Foreign exchange gains and losses are reported on a net basis within other income or expense.
(ii)Foreign currency translation
Prior to November 6, 2024, the Company translated the results and financial position of Greenstone, which had a Canadian dollar functional currency until November 5, 2024, into the Company’s US dollar presentation currency using the following procedures:
•Assets and liabilities were translated at the exchange rate prevailing at the date of the statement of financial position;
•Revenues and expenses were translated at the exchange rates on the dates of the transactions, or at exchange rates that approximate the actual exchange rates, for example, the average exchange rate for the period; and
•Exchange gains and losses on translation were recognized in OCI.
(c)Inventories
Stockpiled ore, heap leach ore, work-in-process and finished goods inventories are measured at the lower of weighted average cost and net realizable value (“NRV”). Costs include the cost of direct labour and materials, mine-site overhead expenses and depreciation and depletion of related mineral properties, plant and equipment. NRV is calculated as the estimated price at the time of expected sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and selling costs.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(c)Inventories (continued)
Stockpiled ore inventories represent ore that has been extracted from the mine and is available for further processing. The costs included in stockpiled ore inventories are based on mining costs incurred up to the point of stockpiling the ore and are removed at the weighted average cost as ore is processed.
Heap leach ore inventories represent ore that is being processed through heap leaching. Costs are added to heap leach ore inventories based on mining and leaching costs incurred. Costs are removed from heap leach ore inventories as ounces of recoverable gold are transferred to the plant for further processing based on the average cost per recoverable ounce on the leach pads.
Work-in-process inventories represent ore that is in the process of being converted into finished goods, other than by heap leaching. The costs included in work-in-process inventories represent the weighted average mining cost of ore being processed and the processing costs incurred prior to the refining process.
The average cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.
Supplies inventories include the costs of consumables, including freight, to be used in operations and is measured at the lower of average cost and NRV, with replacement costs being the typical measure of NRV.
Write-downs of inventories to NRV are included in operating expense in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the NRV of the related inventories.
(d)Mineral properties, plant and equipment
(i)Mineral properties and construction-in-progress
Mineral properties and construction-in-progress include:
•Costs of acquiring producing and development stage mineral properties;
•Costs reclassified from exploration and evaluation assets;
•Capitalized development costs;
•Construction costs;
•Deferred stripping costs;
•Estimates of reclamation and closure costs; and
•Borrowing costs incurred that are attributable to qualifying mineral properties.
Development costs are those expenditures incurred subsequent to the establishment of economic recoverability, technical feasibility and commercial viability, and after receipt of approval for project expenditures from the Board of Directors. Development and construction costs are capitalized to construction-in-progress until the mine reaches commercial production, at which point the capitalized development and construction costs are reclassified to mineral properties or plant and equipment. Commercial production is the point at which a mine is capable of operating in the manner intended by the Company’s management.
During the production phase of an underground mine, mine development costs incurred to maintain current production are included in operating expense. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. Development costs incurred to build new shafts, declines and ramps that enable permanent access to underground ore are capitalized.
During the production phase of an open-pit mine, stripping costs incurred, including depreciation of related plant and equipment, that provide improved access to ore that will be produced in future periods and that would not have otherwise been accessible are capitalized as deferred stripping assets. Deferred stripping assets are recognized and included as part of the carrying amount of the related mineral property when the following three criteria are met:
•It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the Company;
•The Company can identify the component of the ore body for which access has been improved; and

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(d)Mineral properties, plant and equipment (continued)
(i)Mineral properties and construction-in-progress (continued)
•The costs relating to the stripping activity associated with that component can be measured reliably.
Capitalized stripping costs are depleted using the units-of-production method over the reserves that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are included in operating expense.
Mineral properties are carried at cost less accumulated depletion and accumulated impairment losses. Mineral properties are depleted using the units-of-production method over the estimated recoverable ounces, which is the estimated total ounces to be extracted in current and future periods based on proven and probable reserves and, in the case of certain underground mines, certain measured and indicated resources.
(ii)Exploration and evaluation assets
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering exploration data through geophysical studies.
The Company capitalizes direct costs of acquiring resource property interests as exploration and evaluation assets. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.
Exploration and evaluation costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contains proven and probable reserves are expensed as incurred up to the date of establishing that the project is technically feasible and commercially viable, and upon receipt of approval for project expenditures from the Board of Directors. When approval for project expenditures is received, the related capitalized acquisition costs are assessed for impairment and reclassified to mineral properties. If no economically viable ore body is discovered, previously capitalized acquisition costs are expensed in the period that the project is determined to be uneconomical or abandoned.
(iii)Plant and equipment
Plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of plant and equipment consists of the purchase price, costs directly attributable to bringing the asset to the location and condition necessary for its intended use and, where applicable, borrowing costs.
The carrying amounts of plant and equipment are depreciated to the residual values, if any, using either (i) the straight-line method over the shorter of the estimated useful life of the asset or the life of the mine or (ii) the units-of-production method over the estimated recoverable ounces.
For right-of-use assets that do not include the exercise price of a purchase option in the measurement of the assets, the depreciation period represents the period from lease commencement date to the earlier of the useful life of the underlying asset or the end of the lease term. For right-of-use assets that include the exercise price of a purchase option that the Company is reasonably certain to exercise in the measurement of the assets, the depreciation period is the period from lease commencement date to the end of the useful life of the underlying asset.
The useful lives of plant and equipment are reviewed annually and, if required, adjusted prospectively.
(e)Financial instruments
(i)Recognition and measurement
Financial assets and financial liabilities are initially measured at fair value. Directly attributable transaction costs associated with financial assets and financial liabilities that are subsequently measured at fair value through profit or loss (“FVTPL”) are expensed as incurred, while directly attributable transaction costs associated with all other financial assets and financial liabilities are included in the initial carrying amount of the asset or liability, respectively.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(e)Financial instruments (continued)
(i)Recognition and measurement (continued)
Subsequent to initial recognition, financial assets and financial liabilities are classified and measured as follows:
Financial assets and financial liabilities at amortized cost
Financial assets are classified as and subsequently measured at amortized cost if both of the following criteria are met: (i) the objective of the Company’s business model for managing the financial assets is to collect their contractual cash flows; and (ii) the financial assets’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding (“SPPI”). Such financial assets include cash and cash equivalents, restricted cash, trade receivables, and other current and non-current receivables. Accounts payable and accrued liabilities, loans and borrowings and other financial liabilities are classified as and subsequently measured at amortized cost.
Finance income or expense for financial assets and financial liabilities, respectively, measured at amortized cost, is recognized using the effective interest method.
For financial assets, the amortized cost includes an adjustment for credit loss allowance, if applicable.
Derivative assets and liabilities at FVTPL
A derivative is defined as having the following characteristics:
•Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract;
•It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and
•It is settled at a future date.
A derivative, other than a derivative that meets the definition of an equity instrument, is initially recognized as a financial asset or financial liability at its fair value on the date the derivative contract is entered into, and the related transaction costs are expensed. The fair values of derivatives are remeasured at the end of each reporting period with changes in fair values recognized in other income or expense.
A derivative that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash in terms of its functional currency or another financial asset is classified and presented as an equity instrument, rather than a financial liability.
Non-derivative financial assets at FVTPL
Non-derivative financial assets are classified as and subsequently measured at FVTPL, with changes in fair values recognized in net income or loss, if they are not held within a business model whose objective includes collecting the financial assets’ contractual cash flows or the contractual cash flows of the financial assets do not represent SPPI.
Marketable securities that the Company has not elected to measure at FVOCI, and the convertible note receivable included in other non-current assets, are classified as and subsequently measured at FVTPL.
Equity investments at FVOCI
On initial recognition, the Company may irrevocably elect to classify investments in equity instruments as investments measured at FVOCI (on an individual instrument basis) and present subsequent changes in the fair value of these investments in OCI. The cumulative gain or loss recognized in OCI is reclassified to retained earnings or deficit upon disposition of the investment in equity instrument.
The Company has elected to measure certain of its marketable securities and investment in Versamet that it intends to hold for strategic purposes at FVOCI and present subsequent changes in the fair values of the investments in OCI.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(e)Financial instruments (continued)
(i)Recognition and measurement (continued)
Compound financial instruments
The Company’s convertible notes issued are compound financial instruments consisting of a financial liability, and a conversion option that represents the holder’s right to convert the liability into a fixed number of the Company’s common shares which is classified as equity.
On initial recognition, the financial liability component is measured at fair value, calculated as the present value of the contractual principal and interest payments over the term of the instrument. The equity component is measured at the residual amount, calculated as the difference between the fair value of the compound financial instrument as a whole and fair value of the financial liability component. Directly attributable transaction costs are allocated to the financial liability and equity components in proportion to their initial carrying amounts.
The financial liability component is subsequently measured at amortized cost. The equity component is not subsequently remeasured. Upon conversion of a convertible note, the carrying amount of the financial liability is reclassified to equity with no gain or loss recognized.
(ii)Modification of contractual cash flows
An exchange of financial instruments with substantially different terms or a substantial modification of the terms of a financial instrument is accounted for as a derecognition of the existing financial instrument and the recognition of a new financial instrument. Modifications of multiple financial instruments held by the same party that are entered into at the same time and in contemplation of each other are assessed together as one modification agreement.
For financial liabilities, terms are considered substantially different when the present value of contractual cash flows under the new terms discounted using the original effective interest rate (“EIR”) is at least 10% different from the present value of the remaining contractual cash flows under the original terms.
For compound instruments, the Company performs a quantitative and qualitative assessment to determine whether a modification of the terms is considered a substantial modification. A quantitative assessment is performed on the modification of the liability component as described above. A qualitative assessment is performed on the modification of the whole compound instrument which includes considering the effects of the modification on the equity component and determining whether the change in fair value of the equity component as of the date of modification as compared to the sum of the fair values of the liability and equity components immediately prior to modification is greater than 10%.
For financial assets, the Company performs a quantitative and qualitative assessment to determine whether a modification of terms is considered a substantial modification. Terms are considered substantially modified when the present value of expected cash flows under the new terms discounted using the original EIR is at least 10% different from the present value of the expected cash flows under the original terms, after considering the expected credit losses. When a financial asset has been modified such that the modified financial asset would be classified differently from the original financial asset, which includes a reassessment of whether the SPPI criterion of measuring a financial asset at amortized cost is met, the modification is considered substantial.
When the contractual cash flows of a financial asset or financial liability are renegotiated or otherwise modified and the renegotiation or modification does not result in the derecognition of the financial asset or financial liability, the Company recalculates the gross carrying amount of the financial asset or financial liability and recognizes a modification gain or loss in net income or loss. The gross carrying amount of the financial asset or financial liability is calculated as the present value of the modified contractual cash flows discounted using the original EIR of the financial asset or financial liability.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(e)Financial instruments (continued)
(iii)Contracts to buy or sell a non-financial item
A contract to buy or sell a non-financial item that can be settled net in cash or another financial instrument is accounted for as a derivative financial instrument unless the contract was entered into and continues to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the Company’s expected purchase, sale or usage requirements. The criteria for net settlement in cash or another financial instrument is met when: (a) the terms of the contract permit either party to settle net in cash or another financial instrument; (b) the Company has a practice of settling similar contracts net in cash or another financial instrument; (c) the Company has a practice of taking delivery of the underlying non-financial item and selling it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price; or (d) the non-financial item is readily convertible to cash.
(f)Impairment
(i)Non-financial assets and investments in associates
The carrying amounts of the Company’s non-financial assets, including mineral properties, plant and equipment, and investments in associates are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.
The recoverable amount of an asset is the higher of its value in use and fair value less costs of disposal (“FVLCOD”). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. FVLCOD is the amount obtainable from the sale of the asset in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, the FVLCOD is estimated using a discounted cash flow approach with inputs and assumptions consistent with those expected to be used by a market participant. For the purposes of impairment testing, assets are assessed on an individual asset basis when applicable or grouped together into the smallest group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets (the cash generating unit or “CGU”). This generally results in the Company identifying each mine or development project as a separate CGU.
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of the recoverable amount. An impairment loss is reversed through net income or loss to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation and depletion, if no impairment loss had been recognized.
(ii)Financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for a financial asset measured at amortized cost is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on a financial asset measured at amortized cost, other than a trade receivable, has not increased significantly since initial recognition, the loss allowance for the financial asset is measured at an amount equal to the 12-month expected credit losses. For trade receivables, the Company measures the loss allowance at an amount equal to the lifetime expected credit losses.
For a financial asset that becomes credit-impaired, the Company measures the expected credit losses as the difference between the gross carrying amount of the financial asset and the present value of the estimated future cash flows discounted at the financial asset’s original EIR. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
The Company recognizes the amount of expected credit losses (or reversal) required to adjust the loss allowance to the required amount at each reporting date as an impairment loss (or gain) in net income or loss.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(g)Provisions
A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated based on the expected future cash flows discounted, if material, at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.
The Company is subject to environmental laws and regulations. A provision for reclamation and closure costs is recognized at the time the legal or constructive obligation first arises, which is generally the time that the environmental disturbance occurs. The provision is calculated as the present value of the expenditures required to settle the obligation. Upon initial recognition of the provision, a corresponding amount is added to the carrying amount of the related mineral property and is amortized using the same method as applied to the related asset. Following the initial recognition of the provision, the carrying amount is increased for the unwinding of the discount and adjusted for actual expenditures and changes to the discount rate and the amount or timing of future cash flows required to settle the obligation. The unwinding of the discount is recognized as finance expense in net income or loss while the effect of the changes to the discount rate and the amount or timing of cash flows are recognized as an adjustment to the carrying amount of the related mineral property.
(h)Leases
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less accumulated depreciation and accumulated impairment losses and adjusted for remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability and any lease payments made at or before the commencement date.
The lease liability is initially measured at the present value of the lease payments during the lease term that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease term is the non-cancellable period of a lease together with periods covered by extension options that the Company is reasonably certain to exercise, and periods covered by termination options that the Company is reasonably certain not to exercise. The incremental borrowing rate reflects the rate of interest that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.
The lease liability is subsequently increased by the interest on the lease liability, measured using the discount rate, and decreased by lease payments made. The lease liability is remeasured using an unchanged discount rate when there is a change in future lease payments arising from a change in an index or rate. The lease liability is remeasured using a revised discount rate when there is a change in future lease payments resulting from changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months, and arrangements for the Company’s use of land to explore, develop, produce or otherwise use the mineral resource contained in that land. Payments associated with these arrangements are instead recognized as an expense on a straight-line basis over the term of the arrangement.
The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the consolidated statement of financial position.
(i)Share-based payments
(i)Equity-settled share-based payments
The grant-date fair values of equity-settled restricted share units (“RSUs”) and restricted share units with performance-based vesting conditions (“pRSUs”) are recognized as share-based compensation expense over the vesting period, with a corresponding increase to shareholders’ equity within reserves.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(i)Share-based payments (continued)
(i)Equity-settled share-based payments (continued)
For equity-settled RSUs and pRSUs with non-market vesting conditions, which include the completion of a specified service period and the achievement of non-market performance conditions, the Company estimates the grant-date fair value based on the quoted price of the Company’s common shares on the date of grant. The amount recognized as an expense over the vesting period is based on management’s best estimate of the number of equity instruments expected to vest. The cumulative amount expensed is adjusted at the end of each reporting period to reflect changes in the number of instruments expected to vest and the expected vesting period based on expected performance.
For equity-settled pRSUs with market vesting conditions, the Company estimates the grant-date fair value using the Monte Carlo method to project the Company’s performance and the performance of the relevant market index against which the Company’s performance is compared.
(ii)Cash-settled share-based payments
The fair values of cash-settled share-based payments are recognized as share-based compensation expense over the vesting period, with a corresponding increase to liabilities. The liabilities for cash-settled share-based payments are remeasured at the end of each reporting period and at the date of settlement, with changes in fair values recognized in net income or loss for the period.
The Company’s cash-settled share-based payments consist of deferred share units (“DSUs”), certain RSUs and certain pRSUs. The fair values of cash-settled DSUs and RSUs are estimated based on the quoted market price of the Company’s common shares. The fair values of cash-settled pRSUs are based on the quoted market price of the Company’s common shares and projected performance.
(j)Revenue recognition
Revenue is principally generated from the sale of gold bullion with each shipment considered as a separate performance obligation. The Company recognizes revenue at the point when the customer obtains control of the product. Control is transferred when title has passed to the customer, the customer has assumed the significant risks and rewards of ownership of the asset and the Company has the present right to payment for the delivery of the gold bullion.
The Company’s gold prepay transactions and gold purchase and sale arrangement under which it received upfront cash prepayments in exchange for delivering a specified number of gold ounces over a specified delivery period are held for the purpose of delivery of gold in accordance with the Company’s expected sale requirements and are accounted for as contracts with customers. The Company’s obligation under the gold stream arrangement assumed as part of the Greenstone Acquisition (the “Stream Arrangement”) is also accounted for as a contract with a customer. The cash prepayments received under the gold prepay transactions and gold purchase and sale arrangement and the fair value of the Company’s obligation under the Stream Arrangement on the acquisition date are recognized as deferred revenue and amortized to net income or loss as revenue at the time of each gold delivery on a per ounce basis based on the total number of gold ounces required to be delivered and the total transaction price.
The transaction price represents the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods to the customer. The transaction price for each gold prepay transaction and gold purchase and sale arrangement was estimated at the contract inception date based on estimated future gold prices over the delivery period. Certain of the contracts contain variable consideration based on the spot price of gold at the time of delivery. For contracts containing variable consideration, the estimated transaction price is updated to reflect the spot price of gold at the time of delivery with the change in transaction price recognized as revenue in the period the gold is delivered.
The transaction price for the Stream Arrangement was estimated at the acquisition date based on estimated future gold prices. The Stream Arrangement contains variable consideration based on the spot price of gold at the time of delivery and number of total ounces to be delivered based on Greenstone’s life-of-mine (“LOM”) plan. The transaction price is updated to reflect the spot price of gold at the time of each delivery with the change in transaction price recognized as revenue in the period the gold is delivered. When there is a change in Greenstone’s LOM plan, the estimated transaction price is updated and re-allocated to the total number of ounces expected to be delivered under the Stream Arrangement, which results in an adjustment to the cumulative revenue recognized in the period in which the change is made.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(j)Revenue recognition (continued)
The difference between the estimated transaction price and the amount recognized as deferred revenue represents the financing component. The carrying amount of deferred revenue is increased to the estimated transaction price using the effective interest method, with a corresponding expense recognized in finance expense.
(k)Borrowing costs
Borrowing costs that are directly attributable to the acquisition and construction or development of a qualifying asset are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits to the Company and the costs can be measured reliably. Management applies judgement on a case-by-case basis to determine whether an asset is a qualifying asset, which is defined as an asset that necessarily takes a substantial period of time to get ready for its intended use. Other borrowing costs are recognized as finance expense in the period in which they are incurred.
Capitalization of borrowing costs commences when the Company (i) incurs capitalized expenditures for the asset that have resulted in the payment of cash, transfer of other assets or the assumption of interest-bearing liabilities; (ii) incurs borrowing costs; and (iii) undertakes activities that are necessary to prepare the asset for its intended use. Capitalization of borrowing costs ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is the actual net borrowing costs incurred on that borrowing during the period. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the cumulative expenditures on that asset. The capitalization rate is calculated as the weighted average of the borrowing costs applicable to all borrowings of the Company, other than specific borrowings, that are outstanding during the period.
(l)Income taxes
Income tax expense or recovery is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax expense or recovery is the expected income taxes payable or receivable in respect of the taxable income or loss for the period, measured using tax rates that are enacted or substantively enacted at the reporting date, plus any adjustments recognized during the period for current tax related to prior periods.
Temporary differences are differences between the carrying amounts of assets and liabilities in the statement of financial position and the amounts attributed to the assets and liabilities for tax purposes. Deferred income tax liabilities are recognized for taxable temporary differences, except when the deferred tax liability arises from the initial recognition of assets or liabilities in a transaction that (i) is not a business combination; (ii) at the time of the transaction, affects neither accounting nor taxable income or loss; and (iii) at the time of the transaction does not give rise to equal taxable and deductible temporary differences. In addition, deferred income tax liabilities are not recognized for taxable temporary differences relating to investments in subsidiaries to the extent that the Company can control the timing of the reversal of the temporary differences, and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognized for deductible temporary differences and the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable income will be available against which the deductible temporary differences and the carryforward of unused tax losses and unused tax credits can be utilized, unless the deferred tax asset arises from the initial recognition of assets or liabilities in a transaction that (i) is not a business combination; (ii) at the time of the transaction, affects neither accounting nor taxable income or loss; and (iii) at the time of the transaction does not give rise to equal taxable and deductible temporary differences. In addition, deferred income tax assets are recognized for deductible temporary differences arising from investments in subsidiaries only to the extent that it is probable that the temporary difference will reverse in the foreseeable future. The Company reassesses unrecognized deferred income tax assets at the end of each reporting period and recognizes a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recovered.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(l)Income taxes (continued)
The Company is subject to a global minimum top-up tax (referred to as “Pillar Two”). The Company has applied the temporary mandatory relief from recognizing deferred tax assets and liabilities arising from Pillar Two legislation that are enacted or substantively enacted at the reporting date and accounts for Pillar Two income taxes, if any, as current tax expense in the period they are incurred.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the underlying temporary differences in the period when they reverse based on tax rates that are enacted or substantively enacted at the reporting date.
Current income tax assets and liabilities are offset when the Company has a legally enforceable right to offset the amounts recognized and intends either to settle the amounts on a net basis or to realize the assets and settle the liabilities simultaneously. Deferred income tax assets and liabilities are offset when the Company has a legally enforceable right to offset the amounts recognized and the amounts relate to income taxes levied by the same taxation authority on either the same taxable entity, or different taxable entities which intend either to settle the amounts on a net basis or to realize the assets and settle the liabilities simultaneously.
When there is uncertainty over income tax treatments, the Company assesses whether it is probable that the relevant taxation authority will accept the uncertain tax treatment. This assessment affects the amount of income tax expense or recovery recognized by the Company. If the Company concludes that it is not probable that a taxation authority will accept the uncertain tax treatment, the effect of the uncertain tax treatment is reflected in the determination of the Company’s income tax expense or recovery based on the most likely amount or, if there are a wide range of possible outcomes, the expected value of the liability.
(m)Net income (loss) per share
Basic net income (loss) per share (“EPS”) is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the net income or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of dilutive potential common shares, which comprise equity-settled RSUs and pRSUs, stock options, and convertible notes. Contingently issuable shares under the Company’s outstanding pRSUs are included in the diluted EPS calculation based on the number of shares that would be issuable if the reporting date were the end of the contingency period. The dilutive effect of stock options assumes that the proceeds from potential exercise of the instruments are used to repurchase the Company’s common shares at the average market price for the period. Stock options are dilutive and included in the diluted EPS calculation to the extent exercise prices are below the average market price of the Company’s common shares. The dilutive effect of convertible notes reflects the number of shares that would be issued on conversion of the notes. For the purpose of calculating diluted EPS, dilutive potential common shares are deemed to have been converted into common shares at the beginning of the period or, if later, the date the potential common shares are issued.
(n)Contingencies
Contingent assets and contingent liabilities are not recognized in the consolidated financial statements. Contingent assets and contingent liabilities are possible assets or possible obligations, respectively, that arise from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. A contingent liability can also be a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.
Contingent assets and contingent liabilities are assessed at the end of each reporting period to ensure developments are appropriately reflected in the consolidated financial statements. When it becomes probable that an outflow of future economic benefits will be required to settle a present obligation previously accounted for as a contingent liability, a provision is recognized in the consolidated financial statements of the period in which the change occurs. When it has become virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the consolidated financial statements of the period in which the change occurs.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(o)Amended IFRS standard effective January 1, 2024
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which amended IAS 1, Presentation of Financial Statements (“IAS 1”) to clarify the requirements for presenting liabilities in the statement of financial position as current or non-current. In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to expand the information an entity provides when its right to defer settlement of a liability for at least 12 months after the reporting period is subject to compliance with covenants and to clarify how such compliance affects the classification of the liability as current or non-current.
For a liability to be classified as non-current, the amendments removed the requirement for the Company’s right to defer settlement of a liability for at least 12 months after the reporting period to be ‘unconditional’ and instead require that the Company’s right must exist at the end of the reporting period. In addition, the amendments clarify that: (a) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (b) for loan arrangements that are subject to covenants, only covenants that the Company must comply with on or before the reporting date affect the classification of a liability as current or non-current at such date; (c) if the Company’s right to defer settlement is subject to the Company complying with covenants on or before the reporting date, such covenants affect whether the Company’s right exists at the end of the reporting period even if compliance with the covenant is assessed only after the reporting period; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.
The amendments also require new disclosures for non-current liabilities that are subject to future covenants to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date. The required annual disclosures include (i) the nature of the covenants; (ii) when the Company is required to comply with the covenants; (iii) the carrying amounts of the related liabilities; and (iv) facts and circumstances, if any, that indicate the Company may have difficulty complying with the covenants.
The Company applied the above amendments effective January 1, 2024. The initial application of the amendments on January 1, 2024 did not have any impact on the classification of the Company’s liabilities. The Company has disclosed, in note 13(a), the required information relating to covenants to which it must comply in respect of its credit facility, which is classified as non-current at December 31, 2024.
(p)New and amended IFRS standards not yet effective
(i)Amendments to the classification and measurement of financial instruments
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). Under the current IFRS 9 standard, the Company derecognizes a financial liability when it is extinguished, which is when the obligation specified in the contract is discharged or cancelled or expires. The amendments to IFRS 9 introduced an election that permits the Company, when settling a financial liability or part of a financial liability in cash using an electronic payment system, to deem the financial liability, or part of it, to be discharged before the settlement date if the Company has initiated a payment instruction that resulted in: (a) the Company having no practical ability to withdraw, stop or cancel the payment instruction; (b) the Company having no practical ability to access the cash to be used for settlement as a result of the payment instruction; and (c) the settlement risk associated with the electronic payment system being insignificant. The amendments clarify that unless the above election applies, a financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished because the obligation specified in the contract is discharged or cancelled or expires.
The amendments to IFRS 7 amended the disclosure requirements for investments in equity instruments designated at FVOCI to include separate disclosure of the change in fair values presented in OCI of investments derecognized during the reporting period and investments held at the end of the reporting period.
The amendments to IFRS 9 and IFRS 7 are effective for the Company’s annual reporting period beginning on January 1, 2026. Earlier application is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(p)New and amended IFRS standards not yet effective (continued)
(ii)Presentation and disclosure in financial statements
In April 2024, the IASB issued a new standard, IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 sets out requirements for the presentation of information in the primary financial statements and disclosure of information in the notes to the primary financial statements. IFRS 18 introduces the following new requirements: (a) classifying income and expenses included in the statement of income or loss into one of the following five categories: operating, investing, financing, discontinued operations and income tax; (b) presenting subtotals for operating income or loss, and income or loss before financing and income taxes, which includes all income and expenses classified in the investing category, in the statement of income or loss; and (c) disclosure of management-defined performance measures in the notes to the primary financial statements. IFRS 18 also adds new principles for aggregation and disaggregation of information presented in the primary financial statements or disclosed in the notes to the primary financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is in the process of assessing the impact of IFRS 18 on the Company’s consolidated financial statements.
4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from estimates and assumptions made as the estimation process is inherently uncertain. All estimates and assumptions are reviewed on an ongoing basis based on relevant facts and circumstances, and new reliable information or experience. Revisions to estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements that management has made in the process of applying the Company’s accounting policies during the years ended December 31, 2024 and 2023 that have the most significant effects on amounts recognized in these consolidated financial statements and the assumptions and other major sources of estimation uncertainty at December 31, 2024 that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:
(a)Judgements
(i)Business combination
Management applies judgement in determining whether a set of activities and assets the Company acquires and obtains control of constitutes a business. This includes making judgements about whether the set of activities and assets consist of inputs and processes, including a substantive process, that when applied to those inputs, have the ability to create or significantly contribute to the creation of outputs that generate investment income or other income from ordinary activities.
The Company determined that on May 13, 2024, the acquisition date, Greenstone constitutes a business and that the Greenstone Acquisition represented a business combination achieved in stages (note 5).
(ii)Functional currency
In determining the functional currency of the Company and its subsidiaries, the Company makes certain judgements about the primary economic environment in which an entity operates. The Company reconsiders the functional currency of an entity when there is a change in the underlying transactions, events and conditions that determine the primary economic environment in which the entity operates and accounts for the effects of a change in functional currency prospectively.
The Company determined that upon reaching commercial production on November 6, 2024 (note 4(a)(iv)), the primary economic environment in which Greenstone operates changed and accordingly, the functional currency of Greenstone, which was the Canadian dollar, changed to be the US dollar, being the currency in which sales of its gold production are denominated and settled, a majority of its financing activities are generated, and receipts from its sales are primarily retained.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(a)Judgements (continued)
(iii)Investments
Management applies judgement in assessing whether the Company has control, joint control or significant influence over an investee, the conclusion of which determines the appropriate accounting for the Company’s investment in the investee.
On June 5, 2024, the Company’s equity interest in Versamet was reduced to 13.4% (December 31, 2023 – 20.3%) (note 10(a)). Based on the Company’s share of Versamet’s issued and outstanding common shares and the related voting rights, the Company concluded that it no longer had significant influence over Versamet as of June 5, 2024 and reclassified its interest from investment in associate to investment in equity instruments measured at FVOCI (note 11(a)).
On disposition of the Company’s partial interest in i-80 Gold on March 31, 2023, the Company’s retained interest in i-80 Gold was reduced to 19.95% (note 10(b)). Based on the Company’s share of i-80 Gold’s issued and outstanding common shares and the related voting rights and its representation on i-80 Gold’s board of directors, the Company concluded that it no longer had significant influence over i-80 Gold as of March 31, 2023 and reclassified its retained interest from investment in associate to marketable securities measured at FVOCI (note 6(a)).
On October 19, 2023, the note receivable from Bear Creek Mining Corporation (“Bear Creek”) was replaced with a convertible note receivable (the “Bear Creek Convertible Note”) that has the potential, if converted, to give the Company additional voting power over Bear Creek (note 11(b)). Based on the Company’s share of Bear Creek’s issued and outstanding common shares and the related voting rights being less than 20% and the terms of the Company’s conversion rights, which restrict the Company from holding more than 19.99% of Bear Creek’s total issued and outstanding common shares, the Company concluded that the receipt of the Bear Creek Convertible Note did not result in the Company having significant influence over Bear Creek and therefore accounts for its investment in Bear Creek at December 31, 2024 and 2023 as marketable securities measured at FVOCI.
(iv)Achievement of operating levels intended by management
Development costs, including eligible borrowing costs, incurred subsequent to the establishment of economic recoverability, technical feasibility and commercial viability, and after the receipt of approval for project expenditures, and construction costs are capitalized until the mineral property, plant or equipment is capable of operating at levels intended by management. Depreciation and depletion of capitalized development and construction costs begins when the asset is capable of operating at levels intended by management. Management considers several factors in determining when a mineral property, plant or equipment is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades, recoveries, and for a heap leach operation, stacking rates and irrigation rates, are assessed over a reasonable period to make this determination.
The Company determined that Greenstone reached commercial production and accordingly was capable of operating at levels intended by management effective November 6, 2024 (note 9(b)).
(v)Indicators of impairment
Judgement is applied when assessing whether certain facts and circumstances are indicators of impairment of a non-financial asset, and accordingly, require an impairment test to be performed. The Company considers both external and internal sources of information in assessing whether there are any indications that its assets or CGUs may be impaired.
External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. The primary external factors considered are changes in estimated long-term metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. Internal sources of information the Company considers include the manner in which mineral properties, plant and equipment are being used or are expected to be used and measures of economic performance of the assets. The primary internal factors considered are the Company’s current mine performance against expectations, changes in mineral reserves and resources, current LOM plans and exploration results.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(a)Judgements (continued)
(v)Indicators of impairment (continued)
During the year ended December 31, 2024, the Company identified evidence from internal reporting that indicated that the economic performance of Santa Luz is, or will be, worse than expected. Specifically, gold production at Santa Luz was below budget due, in part, to lower than planned gold recoveries. As a result, the Company has revised the budgeted gold recoveries at Santa Luz for 2025, in line with the recoveries achieved in the fourth quarter of 2024, and reduced the LOM recovery rate. The Company determined that the reduced expectations of gold recoveries at Santa Luz was an indicator of impairment. Accordingly, the Company estimated the recoverable amount of the Santa Luz CGU and performed an impairment test as at December 31, 2024 (note 4(b)(vi)).
(vi)Contracts to buy or sell a non-financial item
Judgement is applied in determining whether a contract to buy or sell a non-financial item should be accounted for as a derivative, which includes an assessment of whether the contract can be settled net in cash or another financial instrument and whether the contract was entered into and continues to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the Company’s expected purchase, sale or usage requirements. Factors considered by management include the settlement provisions of the contract, the Company’s past practices, the nature of the non-financial item, and the Company’s LOM plans.
As part of the Greenstone Acquisition on May 13, 2024, the Company assumed the obligation under the Stream Arrangement (notes 5 and 14(a)). Under the Stream Arrangement, the Company is required to deliver an amount of refined gold equal to 2.375% of the gold produced from Greenstone, until the Company has delivered a cumulative total of 120,333 ounces, and 1.583% of the gold production from Greenstone thereafter.
In addition, the Company entered into gold prepay transactions in March 2023 and June 2023, as amended on October 29, 2024 (collectively referred to as the “Gold Prepay Transactions”) (note 14(b)), and a gold purchase and sale arrangement with Versamet in October 2023 (note 14(c)) whereby the Company received upfront cash prepayments in exchange for delivering a specified number of gold ounces monthly over a future delivery period.
While gold is a commodity that is readily convertible to cash, the Company is able to and intends to satisfy the required gold deliveries under the contracts using its own gold production, thereby meeting the criteria of the contracts being entered into and continuing to be held for the purpose of delivery of the non-financial item in accordance with the Company’s expected sale requirements to not be accounted for as a derivative. Accordingly, the contracts are accounted for as contracts with customers with the upfront cash prepayments recognized as deferred revenue upon receipt and as revenue at the time of each monthly gold delivery.
(vii)Income taxes
In determining the Company’s income tax expense (recovery) for the period, management applies judgement in the interpretation of tax legislation in multiple jurisdictions. The Company is subject to tax assessments by various taxation authorities, each of which may interpret legislation differently. The amounts recognized in the consolidated financial statements are based on management’s judgements on the application of tax legislation and the probable outcome of tax assessments. The Company provides for uncertain tax treatments based on management’s judgement on the probable outcome of tax assessments.
(viii)Contingent liabilities
Contingent liabilities can relate to, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events. Management exercises significant judgement in assessing whether the outflow of economic benefits has become probable and thereby requires present obligations to be recognized in the consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(b)Assumptions and other major sources of estimation uncertainty
(i)Valuation of inventories
Inventories are measured at the lower of weighted average cost and NRV. The determination of NRV involves the use of estimates. The NRV of inventories is calculated as the estimated price at the time of eventual sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The NRV of inventories is assessed at the end of each reporting period. Changes in the estimates of NRV may result in a write-down of inventories or a reversal of a previous write-down.
In determining the valuation of heap leach ore inventories, the Company makes estimates of recoverable ounces on the leach pads based on quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and an estimated recovery rate. Actual timing and ultimate recovery of gold contained on the leach pads can differ significantly from these estimates. Changes in estimates of recoverable ounces on the leach pads can impact the Company’s ability to recover the carrying amount of the inventories and may result in a write-down of inventories.
(ii)Proven and probable mineral reserves, and measured and indicated mineral resources
Estimates of proven and probable mineral reserves, and measured and indicated mineral resources are used in the calculation of depreciation and depletion of mineral properties and certain plant and equipment, the determination, when applicable, of the recoverable amounts of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. In addition, estimates of mineral reserves and mineral resources were required in determining the fair values of mineral properties and certain plant and equipment acquired, the associated provision for reclamation and closure costs, the Stream Arrangement and the Greenstone Contingent Consideration assumed in the Greenstone Acquisition (note 5). The Company estimates mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101 – Standards of Disclosure for Mineral Projects.
There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in forecast metal prices, foreign exchange rates, operating costs or recovery rates and tax rates may change the economic status of mineral reserves and mineral resources and may, ultimately, result in estimates of mineral reserves and mineral resources being revised. Changes in estimates of mineral reserves and mineral resources could impact the carrying amounts of mineral properties, plant and equipment, depreciation and depletion rates, the provisions for reclamation and closure costs, the balance and amortization of the Stream Arrangement deferred revenue (note 14(a)) and the fair value measurement of the Greenstone Contingent Consideration (note 16(b)(iii) and 30(b)(i)).
(iii)Reclamation and closure cost provisions
The Company’s provisions for reclamation and closure costs represent management’s best estimate of the present value of the future cash outflows required to settle the liabilities, which reflects estimates of future costs, inflation, and movements in foreign exchange rates, and assumptions of risks associated with the future cash outflows and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above estimates and assumptions can result in changes to the provisions recognized by the Company.
Changes to the provisions for reclamation and closure costs are recognized with a corresponding change to the carrying amounts of the related mineral properties during the period of change. Adjustments to the carrying amounts of the related mineral properties can result in changes to future depreciation and depletion expense.
(iv)Income taxes and value-added taxes receivable
In determining the amount of deferred income tax assets to be recognized, the Company makes estimates of the amounts and timing of future taxable income against which deductible temporary differences can be utilized. Estimates of future taxable income are based on forecast results of operations, application of tax legislation and available tax opportunities. The impacts of changes in these estimates are recognized in the period of change.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(b)Assumptions and other major sources of estimation uncertainty (continued)
(iv)Income taxes and value-added taxes receivable (continued)
The Company has receivables from various governments for federal and state value-added taxes (“VAT”). The timing and amount of VAT receivables collectible can be uncertain. Management makes significant estimates relating to the timing and amount of VAT receivables considered collectible. Changes in these estimates can result in the recognition or reversal of impairment losses in net income or loss and the reclassification of VAT receivable amounts between current and non-current.
(v)Fair value measurements not based on quoted market prices
The fair values of certain of the Company’s financial assets and financial liabilities are measured based on other than quoted market prices (note 30(b)(i)). The Company’s derivative financial instruments (note 16) are estimated using various valuation techniques that use observable and/or unobservable inputs. Effective June 5, 2024, the Company measures its investment in Versamet (note 11(a)) at FVOCI using a market approach with reference to the market price of Versamet’s common shares in recent transactions, adjusted to reflect assumptions that market participants would use in pricing the asset. The Company measures the Bear Creek Convertible Note (note 11(b)) at FVTPL using a convertible debt valuation model based on market-derived inputs and a market interest rate that reflects assumptions of risks associated with the financial instrument. Changes in assumptions and estimates used in the fair value measurement of derivative financial instruments and other financial assets measured at fair value can result in changes in the fair values of the financial assets and financial liabilities, which are recognized in net income or loss in the period of change with respect to the derivative financial instruments and Bear Creek Convertible Note, and in OCI with respect to the Company’s investment in Versamet.
(vi)Recoverable amount of the Santa Luz CGU
In determining whether an impairment loss should be recognized for the Santa Luz CGU, the Company estimated the recoverable amount of the Santa Luz CGU, being its FVLCOD as at December 31, 2024. The Company determined that no impairment loss was required to be recognized.
In estimating the FVLCOD, significant estimates and assumptions were made relating to future metal prices, production based on current estimates of mineral reserves and recovery rates, future operating costs and capital expenditures, future foreign exchanges rates, discount rate and an in-situ value for mineral resources. These estimates and assumptions are subject to risk and uncertainty. Changes in these estimates can result in the recognition of future impairment losses.
5.    GREENSTONE ACQUISITION
On May 13, 2024, the Company acquired 100% of the issued and outstanding shares of OMF Fund II (SC) Ltd., subsequently renamed PAG Holding Corp. (“PAGH”), an entity that holds a 40% interest in Greenstone, from certain funds managed by Orion Mine Finance Management LP (collectively, “Orion”) for total consideration of $960.9 million. The acquisition resulted in the Company owning 100% and obtaining control of Greenstone.
Prior to the completion of the Greenstone Acquisition, Greenstone was a joint operation in which the Company had a 60% interest and the Company’s share of Greenstone’s assets, liabilities, revenues and expenses was proportionately consolidated. The Greenstone Acquisition was accounted for as a business combination achieved in stages.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    GREENSTONE ACQUISITION (CONTINUED)
The total purchase price, consisting of the acquisition-date fair value of total consideration transferred and the Company’s previously held interest in Greenstone immediately prior to the acquisition date, is as follows:

	Preliminary	Adjustment(3)	Final
Cash consideration	$705,037	$—	$705,037
Deferred cash consideration(1)	38,254	—	38,254
Share consideration(2)	217,640	—	217,640
Total consideration transferred	960,931	—	960,931
Fair value of previously held 60% interest in Greenstone(3)	1,645,914	72,153	1,718,067
Total purchase price	$2,606,845	$72,153	$2,678,998
(1)    As part of the consideration for the Greenstone Acquisition, the Company issued a non-interest-bearing promissory note to Orion with a principal amount of $40.0 million (the “Orion Note”) and maturity date of December 31, 2024. The acquisition-date fair value of the Orion Note of $38.3 million was calculated as the present value of the future cash flows discounted using a market rate of interest for similar instruments. The Orion Note was paid in full on December 30, 2024.
(2)    The fair value of the 42.0 million common shares issued to Orion was determined based on the Company’s quoted common share price of C$7.09 per share on the acquisition date.
(3)    The fair value of the Company’s previously held 60% interest in Greenstone was measured on a provisional basis at the acquisition date, pending completion of the valuation process which was finalized at December 31, 2024.
The difference of $72.2 million in the final fair value of the Company’s previously held 60% interest in Greenstone as compared to the provisional fair value was mainly related to mineral properties, plant and equipment and the associated deferred tax liabilities as set out below. The Company recognized a gain of $579.8 million before income taxes in other income for the year ended December 31, 2024 on remeasurement of its 60% share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values, net of the cumulative foreign currency translation loss of $31.9 million reclassified to net income ($397.9 million, net of deferred income tax expense of $181.9 million).
The total purchase price was allocated to the identifiable assets acquired and liabilities assumed, based on their acquisition-date fair values. The following table summarizes the acquisition-date fair values and recognized amounts of the assets acquired and liabilities assumed as of the acquisition date, certain of which were measured on a provisional basis at the acquisition date and finalized at December 31, 2024.

Assets (liabilities)	Preliminary	Adjustment(4)	Final
Cash and cash equivalents	$2,361	$—	$2,361
Receivables	7,379	—	7,379
Inventories	42,146	5,524	47,670
Restricted cash	15,716	—	15,716
Mineral properties, plant and equipment	3,685,753	(55,498)	3,630,255
Other assets	8,954	—	8,954
Accounts payable and accrued liabilities	(98,930)	—	(98,930)
Deferred revenue(1)	(138,167)	1,122	(137,045)
Reclamation and closure cost provision	(29,227)	(3,507)	(32,734)
Deferred income tax liabilities	(725,619)	125,157	(600,462)
Other liabilities(2)	(163,521)	(645)	(164,166)
Fair value of net assets acquired(3)	$2,606,845	$72,153	$2,678,998
(1)    The deferred revenue assumed on acquisition relates to the Stream Arrangement that Orion previously entered into with a third party (note 14(a)).
(2)    Other liabilities include a contingent consideration derivative liability from a prior acquisition (the “Greenstone Contingent Consideration”) (note 16(b)(iii)), an equipment financing facility (the “Equipment Facility”) (note 17(a)), and lease liabilities.
(3)    The total fair value of net assets acquired includes the Company’s share of assets and liabilities of Greenstone immediately before the business combination.
(4)    The fair values of inventories, mineral properties, plant and equipment, deferred revenue, reclamation and closure cost provision, deferred income tax liabilities and the Greenstone Contingent Consideration were measured on a provisional basis at the acquisition date, pending completion of the valuation process which was finalized at December 31, 2024.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    GREENSTONE ACQUISITION (CONTINUED)
The Company retained an independent valuation specialist to assist with determination of the fair values of certain assets acquired and liabilities assumed. The fair value of inventories was estimated based on the expected future cash flows from sales of gold produced less estimated costs to convert the inventories into saleable form and associated selling costs. The fair value of mineral properties was estimated using a discounted cash flow model for mineral reserves and an in-situ value for unmodelled mineral resources. Significant inputs used in determining the fair value of mineral properties include estimates of the appropriate discount rate, foreign exchange rates, future gold prices, production based on current estimates of mineral reserves, and future operating and capital expenditures. The fair value of plant and equipment was estimated based on the estimated replacement cost. The fair values of deferred revenue, reclamation and closure cost provision, the Greenstone Contingent Consideration and the Equipment Facility were estimated using discounted cash flow models using discount rates that reflect the risks inherent in the expected future cash flows at the acquisition date. Significant inputs used in determining the expected future cash flows associated with the Stream Arrangement deferred revenue include estimates of the quantities and timing of future gold deliveries and future gold prices. Significant inputs used in determining the expected future cash flows associated with the reclamation and closure cost provision include timing of expenditures required to settle the obligation. Significant inputs used in determining the expected future cash flows associated with the Greenstone Contingent Consideration include assumptions related to the achievement of production milestones and future gold prices.
Upon finalization of the fair value measurement of the assets acquired and liabilities assumed, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date. As a result, the Company recognized an increase of $109.5 million before tax in the gain on remeasurement of its previously held 60% interest in Greenstone ($75.1 million, net of deferred income tax expense of $34.4 million) and additional cost of sales of $5.4 million in net income for the nine months ended September 30, 2024.
Transaction costs incurred in connection with the acquisition totaling $0.8 million were expensed and presented as professional fees within general and administration expense.
Consolidated revenue for the year ended December 31, 2024 includes the revenue of PAGH since the acquisition date in the amount of $113.7 million. Consolidated net income for the year ended December 31, 2024 includes the net income of PAGH since the acquisition date in the amount of $14.2 million. Had the transaction occurred on January 1, 2024, there would be no impact to the consolidated revenue for the year ended December 31, 2024 and pro-forma unaudited net income for the year ended December 31, 2024 would have been approximately $335.1 million.
6.    MARKETABLE SECURITIES

	Note	December 31, 2024	December 31, 2023
Balance – beginning of year		$92,666	$36,867
Additions	6(a), 6(b)	900	33,899
Dispositions	6(a), 6(b)	(48,191)	(53,359)
Reclassification of investment in i-80 Gold	6(a)	—	119,870
Change in fair value	6(c)	(39,233)	(44,611)
Balance – end of year		$6,142	$92,666
(a)Investment in i-80 Gold
On disposition of the Company’s partial interest in i-80 Gold on March 31, 2023 (note 10(b)), the Company’s retained interest in i-80 Gold was reduced to 19.95% and was reclassified from investment in associate to marketable securities measured at FVOCI.
On May 15, 2023, pursuant to an escrow agreement in respect of the i-80 Gold share purchase warrants issued by the Company on March 31, 2023 (note 10(b)), 5.8 million of the i-80 Gold common shares owned by the Company were deposited into an escrow account. The shares were released from escrow on March 31, 2024 upon expiry of the warrants. There were no remaining i-80 Gold common shares held in escrow at December 31, 2024 (2023 – $10.2 million).
On August 1, 2023, the Company participated in i-80 Gold’s private placement financing, purchasing 1.0 million common shares of i-80 Gold at a price of C$2.70 per share, for total consideration of $2.1 million. Upon closing of i-80 Gold’s private placement financing, the Company’s interest in i-80 Gold remained below 20%.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

6.    MARKETABLE SECURITIES (CONTINUED)
(a)Investment in i-80 Gold (continued)
During the year ended December 31, 2024, the Company sold its remaining 50.6 million common shares of i-80 Gold held for total proceeds of $48.2 million and derecognized the carrying amount of the marketable securities of $48.2 million. In connection with the dispositions, the Company transferred the cumulative loss of $74.2 million, net of tax of nil, on the marketable securities from accumulated other comprehensive loss (“AOCL”) to retained earnings.
(b)Investment in Solaris Resources Inc. (“Solaris”)
On March 27, 2023, the Company exercised its remaining 7.5 million Solaris warrants held to purchase 7.5 million common shares of Solaris at an exercise price of C$1.20 per share for total consideration of $6.7 million. The total investment of $31.7 million, which included the carrying amount of the warrants of $25.0 million derecognized on exercise, was recognized as marketable securities measured at FVOCI. Prior to the exercise, the Company recognized a loss of $4.1 million relating to the change in fair value of the warrants in net income for the year ended December 31, 2023.
In January and March 2023, the Company sold its remaining 12.0 million common shares of Solaris held for total proceeds of $53.4 million and derecognized the carrying amount of the marketable securities of $53.4 million. In connection with the dispositions, the Company transferred the cumulative loss of $6.6 million, net of tax, on the marketable securities from AOCL to retained earnings.
(c)Change in fair value
During the year ended December 31, 2024, the Company recognized a net loss of $39.2 million (2023 – $44.6 million) on remeasurement of the fair value of its investments in marketable securities, of which a net loss of $38.3 million (2023 – $44.1 million) was recognized in OCI and a loss of $0.9 million (2023 – $0.5 million) associated with marketable securities measured at FVTPL was recognized in other income.
At December 31, 2024, the cumulative losses, net of tax, accumulated in AOCL in respect of the Company’s outstanding marketable securities and other investments in equity securities amounted to $23.4 million (2023 – $57.6 million).
7.    TRADE AND OTHER RECEIVABLES

		December 31, 2024	December 31, 2023
Trade receivables		$3,943	$9,916
VAT receivables(1)		41,808	55,251
Income taxes receivable		5,275	7,574
Other receivables	17(a)	19,009	9,566
		$70,035	$82,307
(1)    VAT receivables at December 31, 2024 includes $19.3 million (2023 – $32.1 million) and $18.8 million (2023 – $27.0 million) of VAT receivables in Brazil and Mexico, respectively, of which $8.6 million (2023 – $13.4 million) of the Brazilian VAT is included in other non-current assets.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

8.    INVENTORIES

	December 31, 2024	December 31, 2023
Heap leach ore	$467,719	$470,894
Stockpiled ore	109,762	52,890
Work-in-process	29,454	16,406
Finished goods	14,895	14,139
Supplies	72,813	58,044
Total inventories	$694,643	$612,373

Classified and presented as:
Current	$417,541	$412,005
Non-current(1)	277,102	200,368
	$694,643	$612,373
(1)    Non-current inventories at December 31, 2024 and 2023 relate to heap leach ore at Mesquite and Castle Mountain.
During the year ended December 31, 2024, the Company recognized a decrease in the provision for obsolete and slow-moving supplies inventories of $5.1 million (2023 – increase of $0.3 million) in operating expense. At December 31, 2024, the Company’s total provision for obsolete and slow-moving supplies inventories was $9.7 million (2023 – $14.8 million).
During the year ended December 31, 2024, the Company recognized within cost of sales $19.2 million (2023 – $27.5 million) in write-downs of inventories to NRV, primarily relating to heap leach ore at Castle Mountain and work-in-process inventories at Santa Luz (2023 – heap leach ore at Los Filos).

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Note	Mineral properties (note 9(a))	Plant and equipment	Construction- in-progress (note 9(b))	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2022		$2,092,144	$820,531	$382,338	$50,797	$3,345,810
Additions(1)		92,287	82,320	421,771	—	596,378
Transfers		414	72,993	(73,407)	—	—
Disposals		—	(6,548)	—	—	(6,548)
Change in reclamation and closure cost asset		23,185	—	—	—	23,185
Foreign currency translation		9,913	2,589	15,436	206	28,144
Balance – December 31, 2023		2,217,943	971,885	746,138	51,003	3,986,969
Remeasurement to fair value on Greenstone Acquisition	5	684,254	(15,227)	—	—	669,027
Acquired in Greenstone Acquisition(2)	5	890,390	76,013	479,937	5,762	1,452,102
Additions(1)		135,442	102,829	285,419	—	523,690
Transfers		436,969	818,419	(1,255,388)	—	—
Disposals		—	(52,820)	—	—	(52,820)
Change in reclamation and closure cost asset		16,161	—	—	—	16,161
Foreign currency translation	3(b)(ii)	(50,456)	(14,716)	(43,846)	406	(108,612)
Balance – December 31, 2024		$4,330,703	$1,886,383	$212,260	$57,171	$6,486,517

Accumulated depreciation and depletion
Balance – December 31, 2022		$317,568	$187,743	$—	$—	$505,311
Depreciation and depletion		140,212	121,669	—	—	261,881
Disposals		—	(5,727)	—	—	(5,727)
Foreign currency translation		—	291	—	—	291
Balance – December 31, 2023		457,780	303,976	—	—	761,756
Remeasurement to fair value on Greenstone Acquisition	5	—	(14,699)	—	—	(14,699)
Depreciation and depletion		97,570	118,884	—	—	216,454
Disposals		—	(40,895)	—	—	(40,895)
Foreign currency translation	3(b)(ii)	—	(812)	—	—	(812)
Balance – December 31, 2024		$555,350	$366,454	$—	$—	$921,804
Net book value
At December 31, 2023		$1,760,163	$667,909	$746,138	$51,003	$3,225,213
At December 31, 2024		$3,775,353	$1,519,929	$212,260	$57,171	$5,564,713
(1)Additions for the year ended December 31, 2024 include the following non-cash additions: $52.7 million (2023 – $40.3 million) in additions to right-of-use assets included in plant and equipment, and $5.8 million and $1.8 million (2023 – $4.5 million and $7.6 million) of depreciation and depletion capitalized to mineral properties and construction-in-progress, respectively. In addition, $84.1 million (2023 – $46.2 million) of borrowing costs incurred were capitalized to construction-in-progress.
(2)Acquired in Greenstone Acquisition amounts represent the fair values of 40% of Greenstone’s mineral properties, plant and equipment that the Company did not previously own prior to the Greenstone Acquisition. Plant and equipment acquired includes $21.5 million of right-of-use assets.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)
(a)Non-depletable mineral properties
Mineral properties at December 31, 2024 that are currently not subject to depletion amount to $44.1 million relating to Los Filos (2023 – $403.4 million and $63.4 million relating to Greenstone and Los Filos, respectively).
(b)Construction-in-progress
During the year ended December 31, 2024, the Company capitalized $268.0 million of costs, including capitalized borrowing costs of $84.1 million, to construction-in-progress at Greenstone (2023 – $421.8 million, including capitalized borrowing costs of $46.2 million, to construction-in-progress at Greenstone). The capitalization of borrowing costs relating to Greenstone ceased effective November 6, 2024 upon Greenstone reaching commercial production.
During the year ended December 31, 2024, the Company reclassified total costs of $437.0 million and $818.4 million from construction-in-progress to mineral properties and plant and equipment, respectively, which included costs reclassified on completion of commissioning of certain equipment and upon Greenstone reaching commercial production on November 6, 2024. Depreciation and depletion of mineral properties, plant and equipment at Greenstone commenced after reaching commercial production.
(c)Impairment indicator
At December 31, 2024, based on evidence identified from internal reporting, the Company revised the budgeted gold recoveries at Santa Luz for 2025 and reduced the LOM recovery rate. The reduced expectations of gold recoveries at Santa Luz was determined to be an indicator of impairment and accordingly, the Company estimated the recoverable amount of the Santa Luz CGU and performed an impairment test as at December 31, 2024. The recoverable amount of the Santa Luz CGU, being its FVLCOD, was calculated based on a discounted cash flow model for mineral reserves and an in-situ value for unmodelled mineral resources. The Company determined that no impairment loss was required to be recognized (note 4(b)(vi)).
(d)Royalty arrangements
Certain of the Company’s mineral properties are subject to royalty arrangements based on their net smelter return (“NSR”), gross revenue and other measures. At December 31, 2024, the Company’s significant royalty arrangements were as follows:

Mineral property	Royalty arrangements
Greenstone	3% NSR
Mesquite	Weighted average LOM NSR of 2%
Los Filos	3% NSR for the Xochipala concession; 0.5% of gross revenue
Aurizona	1.5% of gross revenue; 3-5% sliding scale NSR based on gold price
Fazenda	1.5% of gross revenue
RDM	1% of gross revenue; 1.5% of gross revenue
Santa Luz	1.375% of gross revenue; 1.5% of gross revenue; 2% of gross revenue for the CBPM area of the C1 deposit
Castle Mountain	2.65% NSR; 5% of gross revenue for the South Domes area

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

10.    INVESTMENTS IN ASSOCIATES
At December 31, 2024, the Company did not have investments in associates. At December 31, 2023, the Company held a 20.3% interest in Versamet, a mining royalty corporation with royalty assets primarily located in the Americas and Europe.
The following table summarizes the changes in the carrying amount of the Company’s investments in associates during the years ended December 31, 2024 and 2023:

	Note	Versamet	i-80 Gold	Total
Balance – December 31, 2022		$30,967	$119,867	$150,834
Dilution gain		—	953	953
Share of net loss		(1,704)	(15,761)	(17,465)
Sale of partial interest	10(b)	—	(20,053)	(20,053)
Reclassification of retained interest to marketable securities	10(b)	—	(85,006)	(85,006)
Balance – December 31, 2023		29,263	—	29,263
Dilution loss		(1,588)	—	(1,588)
Share of net income		702	—	702
Reclassification of retained interest to other non-current assets	10(a)	(28,377)	—	(28,377)
Balance – December 31, 2024		$—	$—	$—
(a)Versamet
On June 5, 2024, the Company’s equity interest in Versamet was reduced to 13.4% and the Company determined that it no longer had significant influence over Versamet. The carrying amount of the Company’s interest in Versamet was reclassified from investment in associate to investment in equity instruments measured at FVOCI and included within other non-current assets (note 11(a)). The Company recognized a gain of $5.6 million in other income, calculated as the difference between the fair value of the Company’s investment of $33.9 million and the carrying amount of the investment on the date of reclassification.
The fair value of the Company’s investment on the date of reclassification was determined based on the market price of C$0.80 per common share issued by Versamet in June 2024.
Summarized financial information in respect of Versamet as at and for the year ended December 31, 2023 and a reconciliation of the information presented to the carrying amount of the Company’s investment is set out below. The summarized financial information is based on amounts included in Versamet’s consolidated financial statements prepared in accordance with IFRS as of September 30, 2023, and adjustments made by the Company in applying the equity method, including fair value adjustments made on acquisition of the Company’s interest in the former associate.

December 31, 2023
Cash and cash equivalents	$6,034
Other current assets	315
Non-current assets	69,756
Total assets	76,105
Current liabilities	414
Non-current liabilities	16,039
Total liabilities	16,453
Net assets (100%)	$59,652

Equinox Gold’s share of net assets(1)	$20,531
Adjustments to Equinox Gold’s share of net assets	8,732
Carrying amount	$29,263
(1)At December 31, 2023, the Company’s share of net assets of Versamet is based on its 34.4% equity interest in Versamet as of September 30, 2023.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

10.    INVESTMENTS IN ASSOCIATES (CONTINUED)
(a)Versamet (continued)

Year ended December 31	2023
Revenue	$1,845
Operating expense	(4,620)
Loss from operations	(2,775)
Other expense	(819)
Income tax recovery	696
Net loss and total comprehensive loss (100%)	$(2,898)

Equinox Gold’s share of Versamet’s net loss and total comprehensive loss(1)	$(997)
Adjustments to Equinox Gold’s share of Versamet’s net loss and total comprehensive loss	(707)
Equinox Gold’s total share of net loss and total comprehensive loss	$(1,704)
(1)The Company’s share of net loss and total comprehensive loss of Versamet for the twelve months ended September 30, 2023 is based on its 34.4% equity interest in Versamet during such period.
(b)Sale of partial interest in i-80 Gold and reclassification of retained interest
On March 31, 2023, the Company completed the sale of a portion of its equity interest in i-80 Gold through a private placement sale of 11.6 million units at a price of C$2.76 per unit, with each unit consisting of one common share of i-80 Gold held by the Company and one-half of an i-80 Gold common share purchase warrant, for gross proceeds of $23.6 million. Each whole warrant entitled the holder to acquire one common share of i-80 Gold held by the Company at a price of C$3.45 per share with an expiry date of March 31, 2024. Of the gross proceeds of $23.6 million, $20.5 million was allocated to the common shares sold and $3.1 million was allocated to the warrants issued.
On disposition of the 11.6 million common shares of i-80 Gold, the Company’s equity interest in i-80 Gold was reduced to 19.95% and the Company determined it no longer had significant influence over i-80 Gold. The carrying amount of the Company’s retained interest in i-80 Gold was reclassified from investment in associate to marketable securities measured at FVOCI. The Company recognized a gain of $34.5 million in other income for the year ended December 31, 2023 on the sale of its partial interest and the reclassification of its investment in i-80 Gold, calculated as the difference between the fair value of the retained interest of $119.9 million plus proceeds from disposition allocated to the common shares sold of $20.5 million, less transaction costs of $0.8 million, and the carrying amount of the Company’s investment in i-80 Gold of $105.1 million on the date of disposition. The fair value of the retained interest was determined based on the quoted market price of i-80 Gold common shares on the date of disposition of the partial interest.
The amount of proceeds allocated to the warrants issued represents the fair value of the warrants, determined using the Black-Scholes option pricing model, on the date of issuance. The warrants were accounted for as derivative liabilities measured at FVTPL. The warrants expired unexercised on March 31, 2024.
11.    OTHER NON-CURRENT ASSETS

	Note	December 31, 2024	December 31, 2023
Investment in Versamet	10(a), 11(a)	$32,317	$—
Convertible note receivable	11(b)	29,094	25,200
VAT receivables	7	8,587	13,394
Derivative assets	16(a)	81	496
Other		3,056	7,163
		$73,135	$46,253

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

11.    OTHER NON-CURRENT ASSETS (CONTINUED)
(a)Investment in Versamet
The fair value of the Company’s investment at December 31, 2024 was determined based on the market price of C$0.80 per common share issued by Versamet in August 2024. During the year ended December 31, 2024, the Company recognized a loss of $1.6 million in OCI on remeasurement of its investment in Versamet (2023 – nil).
(b)Convertible note receivable
As partial consideration for an asset sale in a prior year, the Company received a promissory note from Bear Creek with a principal amount of $25.0 million, a maturity date, as amended, of October 21, 2024, and an annual interest rate of 15.0% (the “Bear Creek Note”).
On October 19, 2023, after receipt of approval by the shareholders of Bear Creek and the TSX Venture Exchange, the Bear Creek Note was replaced by the Bear Creek Convertible Note. The Bear Creek Convertible Note bears interest at an annual interest rate of 7%, with monthly repayments of the accrued interest. The principal amount of the Bear Creek Convertible Note, upon issuance, was $26.6 million, representing the principal and interest outstanding on the Bear Creek Note on October 19, 2023, and is repayable at maturity. At any time on or prior to the maturity date of October 19, 2028, the Company has the option to convert any portion of the unpaid principal into common shares of Bear Creek, provided that any such conversion would not result in the Company holding more than 19.99% of Bear Creek’s total issued and outstanding common shares, at a conversion price of C$0.73 per share. Bear Creek may prepay any portion of the outstanding principal at any time after October 19, 2025, subject to a top-up cash payment based on the difference between the market price of Bear Creek’s common shares at the time of prepayment and the conversion price.
The replacement of the Bear Creek Note with the Bear Creek Convertible Note was accounted for as a substantial modification resulting in the de-recognition of the carrying amount of the Bear Creek Note and the recognition of the Bear Creek Convertible Note at its fair value. The Company recognized a gain of $2.3 million, calculated as the difference between the fair value of the Bear Creek Convertible Note of $25.2 million and carrying amount of the Bear Creek Note as of October 19, 2023.
Due to the Company’s conversion right, the contractual terms of the Bear Creek Convertible Note do not give rise on specific dates to cash flows that are SPPI. Accordingly, the Bear Creek Convertible Note is classified as subsequently measured at FVTPL with changes in fair value recognized in other income or expense. At December 31, 2024, the fair value of the Bear Creek Convertible Note included in other non-current assets was $29.1 million (2023 – $25.2 million).
The fair value of the Bear Creek Convertible Note is determined using a convertible debt valuation model which reflects the values of the interest payments over the term, principal repayment at maturity and the conversion option feature. The estimated fair value is calculated based on the contractual terms of the Bear Creek Convertible Note and market-derived inputs including Bear Creek’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument.
The Bear Creek Convertible Note is secured by a first-ranking interest on a pari passu basis over the shares and other equity interests held by Bear Creek in the entity that owns the Mercedes Mine, and a second-ranking interest over the shares and other equity interests held by Bear Creek in the entity that owns the Corani silver-lead zinc project.
During the year ended December 31, 2023, the Company recognized an expected credit loss of $3.4 million in respect of the Bear Creek Note in other income.
12.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2024	December 31, 2023
Trade payables	$128,456	$112,767
Accrued liabilities	112,574	117,922
Income taxes payable	10,103	6,399
VAT and other taxes payable	17,311	9,434
	$268,444	$246,522

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

13.    LOANS AND BORROWINGS

	Note	December 31, 2024	December 31, 2023
Credit facility	13(a)	$1,080,557	$527,368
2023 convertible notes	13(b)	131,682	123,720
2020 convertible notes	13(c)	135,592	135,288
2019 convertible notes	13(d)	—	138,604
Total loans and borrowings		$1,347,831	$924,980

Classified and presented as:
Current		$135,592	$138,604
Non-current		1,212,239	786,376
		$1,347,831	$924,980
The following is a reconciliation of the changes in the carrying amount of loans and borrowings during the years ended December 31, 2024 and 2023 to cash flows arising from financing activities:

	Note	2024	2023
Balance – beginning of year(1)		$927,551	$828,024
Financing cash flows:
Draw down on credit facility		560,000	253,667
Proceeds for liability component of 2023 convertible notes issued	13(b)	—	127,155
Repayment of portion of credit facility		—	(293,000)
Interest paid		(108,535)	(64,824)
Transaction costs	13(a),(b)	(7,645)	(6,962)
Other changes:
Extinguishment of convertible notes	13(c),(d)	(266,241)	—
Recognition of new convertible notes	13(c),(d)	259,306	—
Conversion of 2019 convertible notes	13(d)	(139,661)	—
Interest and accretion expense		128,493	79,142
(Gain) loss on non-substantial modification of debt	13(a)	(3,686)	4,349
Balance – end of year including accrued interest		1,349,582	927,551
Less: Accrued interest(2)		(1,751)	(2,571)
Balance – end of year		$1,347,831	$924,980
(1)    Includes accrued interest.
(2)    Included in accounts payable and accrued liabilities.
(a)Credit facility
The Company’s credit facility with a syndicate of lenders includes a $700.0 million revolving facility with a maturity date of July 28, 2026 (the “Revolving Facility”). The credit facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100.0 million.
On February 17, 2023, the Company and its lenders entered into an agreement to amend certain of the financial covenants and the interest rate margins applicable to amounts drawn on the credit facility. On amendment, the Company recognized a modification loss of $4.3 million in other income to reflect the adjusted amortized cost of the Revolving Facility, net of transaction costs incurred on modification of $1.5 million.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

13.    LOANS AND BORROWINGS (CONTINUED)
(a)Credit facility (continued)
On May 13, 2024, in connection with the Greenstone Acquisition (note 5), the Company amended its credit facility to include a $500.0 million non-revolving term loan with a maturity date of May 13, 2027 (the “Term Loan”). No principal repayments are required under the Term Loan during the first two years of the three-year term. Quarterly repayments will commence on August 13, 2026 equal to 10% of the then outstanding principal amount, with the remaining outstanding principal payable at maturity. The Company may prepay any portion of the outstanding Term Loan at any time without penalty. Except for amendments to certain of the financial covenants, there were no changes to the terms of the Revolving Facility during the year ended December 31, 2024. The Term Loan, together with the Revolving Facility, are collectively referred to as the Credit Facility. The amendment to the Credit Facility was accounted for as a non-substantial modification. On amendment, the Company recognized a modification gain of $3.5 million in other income to reflect the adjusted amortized cost of the Credit Facility, net of transaction costs of $7.6 million incurred on modification.
During the year ended December 31, 2024, the Company drew down $60.0 million under the Revolving Facility (2023 – $253.7 million). At December 31, 2024, the carrying amount of the Revolving Facility and Term Loan was $589.8 million and $490.8 million, respectively (2023 – carrying amount of Revolving Facility was $527.4 million). At December 31, 2024, there was $104.6 million undrawn on the Revolving Facility (2023 – $165.2 million) and the Term Loan was fully drawn.
Amounts drawn under the Credit Facility are subject to variable interest rates at the applicable term rate based on the Secured Overnight Financing Rate (“SOFR”) plus an applicable margin in the range of 2.50% to 4.50%, based on the Company’s total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period.
The Credit Facility is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries.
The Credit Facility is subject to standard conditions and covenants. At December 31, 2024, the Company was in compliance with the applicable covenants. To maintain the classification of the liability as non-current, the Company is required to comply with future covenants which include: (a) a maximum senior net debt to earnings before interest, income taxes, depreciation and depletion, and certain other adjustments for the preceding 12 months (“Rolling EBITDA”) ratio; (b) a maximum total net debt to Rolling EBITDA ratio; (c) a minimum Rolling EBITDA to interest expense for the preceding 12 months ratio; (d) a minimum tangible net worth; and (e) minimum liquidity. The above financial covenants are calculated as at the last day of each fiscal quarter.
(b)2023 convertible notes
On September 21, 2023, the Company issued $172.5 million of unsecured senior convertible notes (the “2023 Convertible Notes”) on a bought deal private placement basis. The Company received net proceeds of $165.1 million, net of transaction costs of $7.4 million. The 2023 Convertible Notes mature on October 15, 2028 and bear interest at 4.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year beginning April 15, 2024.
The 2023 Convertible Notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 158.7302 common shares per $1,000 principal amount, representing an initial conversion price of $6.30 per share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, including a change in control, or upon notice of redemption by the Company as described below, the holders may elect to convert their 2023 Convertible Notes and may be entitled to an increased conversion rate.
Prior to October 20, 2026, the Company may not redeem the 2023 Convertible Notes except in the event of certain changes in Canadian tax law. At any time on or after October 20, 2026 and until maturity, the Company may redeem all or part of the 2023 Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day prior to the date of notice of redemption exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the 2023 Convertible Notes to be redeemed plus accrued and unpaid interest.
In the event of a fundamental change, the holders have the right to require the Company to purchase its outstanding 2023 Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

13.    LOANS AND BORROWINGS (CONTINUED)
(b)2023 convertible notes (continued)
The 2023 Convertible Notes are compound financial instruments consisting of a financial liability and a conversion option that is classified as equity. Of the gross proceeds of $172.5 million, $127.2 million was allocated to the liability component, representing the fair value of the liability component on initial recognition, calculated as the present value of the contractual principal and interest payments over the term of the 2023 Convertible Notes using a discount rate of 12.2%. The equity component, representing the holders’ conversion option, was allocated the residual amount of $45.3 million. The transaction costs incurred were allocated to the liability and equity components in proportion to the allocation of the gross proceeds, with $5.5 million allocated to the liability and $1.9 million allocated to equity. A deferred tax liability of $11.7 million for the taxable temporary difference arising from the difference between the initial carrying amount of the liability component of the 2023 Convertible Notes and the tax base was recognized with a corresponding charge directly to equity.
The amount allocated to the liability component, net of transaction costs, of $121.7 million will be increased to the face value of the 2023 Convertible Notes over the term to maturity using an EIR of 12.7%.
(c)2020 convertible notes
In March 2020, the Company issued $139.3 million in convertible notes on a private placement basis with a maturity date of March 10, 2025, a conversion price of $7.80 per common share and an annual interest rate of 4.75% payable quarterly in arrears (the “2020 Convertible Notes”).
In April and May 2024, the Company amended the terms of the 2020 Convertible Notes to extend the maturity date from March 10, 2025 to September 10, 2025, and amended the conversion price from $7.80 per common share to $6.50 per common share. Certain of the financial covenants were also amended. The amendments to the 2020 Convertible Notes were considered substantial modifications and accounted for as early redemptions of the existing compound instruments. On modification, the Company recognized a new financial liability in the amount of $132.0 million, representing the fair value of the liability components of the new compound instruments, calculated as the present value of the contractual cash flows over the remaining term using a discount rate of 8.7%. In addition, the Company recognized a gain of $1.7 million, calculated as the difference between the fair value of the existing liability component on the date of modification and the carrying amount of $136.2 million derecognized, in other income and an increase to reserves within equity for the residual amount of $1.8 million, net of tax of $0.7 million.
Holders of the 2020 Convertible Notes may exercise their conversion option at any time, provided that the holder owns less than 20% of the issued and outstanding common shares of the Company. The Company has call options that are exercisable if the 90-day volume weighted average trading price of the Company’s common shares exceeds $8.45 for a period of 30 consecutive days. Upon exercise of the option by the Company, the holders are required to either (i) exercise the conversion option on the remaining principal outstanding or (ii) demand cash payment from the Company subject to a predetermined formula based on the respective conversion price per share and the Company’s share price at the time of redemption.
The carrying amount of the 2020 Convertible Notes will be increased to the principal amount over the remaining term to maturity using an EIR of 8.7% (2023 – 7.3%).
The 2020 Convertible Notes are secured by a second ranking security interest over all present and future assets of the Company and its material subsidiaries and are subordinate to the Credit Facility.
The 2020 Convertible Notes are subject to standard conditions and covenants, including maintenance of certain debt to earnings ratios. At December 31, 2024, the Company was in compliance with these covenants.
(d)2019 convertible notes
In April 2019, the Company issued $139.7 million in convertible notes on a private placement basis with a maturity date of April 12, 2024, a conversion price of $5.25 per common share and an annual interest rate of 5% payable quarterly in arrears (the “2019 Convertible Notes”).

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

13.    LOANS AND BORROWINGS (CONTINUED)
(d)2019 convertible notes (continued)
In April 2024, the Company amended the terms of the 2019 Convertible Notes to extend the maturity date from April 12, 2024 to October 12, 2024. The amendment to certain of the 2019 Convertible Notes with an outstanding principal of $130.0 million was considered a substantial modification. On modification, the Company recognized a new financial liability in the amount of $127.3 million, representing the fair value of the liability component of the new compound instrument, calculated as the present value of the contractual cash flows over the remaining term using a discount rate of 9.3%. In addition, the Company derecognized the carrying amount of the existing financial liability of $130.0 million and recognized an increase to reserves within equity for the residual amount of $2.0 million, net of tax of $0.7 million.
In October 2024, the 2019 Convertible Notes were fully converted into common shares of the Company (note 19(b)).
14.    DEFERRED REVENUE

	Note	December 31, 2024	December 31, 2023
Stream Arrangement	14(a)	$136,343	$—
Gold Prepay Transactions	14(b)	174,042	159,072
Gold purchase and sale arrangement	14(c)	72,667	75,061
Total deferred revenue		$383,052	$234,133

Classified and presented as:
Current(1)		$116,334	$39,598
Non-current		266,718	194,535
		$383,052	$234,133
(1)    The current portion of deferred revenue is based on the amounts of gold expected to be delivered within twelve months of the reporting date.
The following table summarizes the changes in the carrying amount of deferred revenue during the years ended December 31, 2024 and 2023:

	Note	Stream Arrangement (note 14(a))	Gold Prepay Transactions (note 14(b))	Gold purchase and sale arrangement (note 14(c))	Total
Balance – December 31, 2022		$—	$—	$—	$—
Prepayments received	14(b),(c)	—	150,000	75,000	225,000
Gold delivered	14(c)	—	—	(1,891)	(1,891)
Accretion expense		—	9,072	1,952	11,024
Balance – December 31, 2023		—	159,072	75,061	234,133
Assumed on Greenstone Acquisition	5	137,045	—	—	137,045
Gold delivered	14(a),(c)	(3,000)	—	(11,342)	(14,342)
Accretion expense		2,298	14,970	8,948	26,216
Balance – December 31, 2024		$136,343	$174,042	$72,667	$383,052

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

14.    DEFERRED REVENUE (CONTINUED)
(a)Stream Arrangement
As part of the Greenstone Acquisition on May 13, 2024 (note 5), the Company assumed the obligation under the Stream Arrangement. Under the Stream Arrangement, the Company is required to deliver an amount of refined gold equal to 2.375% of the gold produced from Greenstone until the Company has delivered a cumulative total of 120,333 ounces, and 1.583% of the gold production from Greenstone thereafter. In exchange for the gold deliveries, the Company will receive consideration equal to 20% of the spot gold price at the time of delivery.
The Stream Arrangement is accounted for as a contract with a customer. The amount recognized on initial recognition represents the fair value of the Stream Arrangement on the initial recognition date. The carrying amount of deferred revenue will be increased to the estimated transaction price using an EIR of 5.0%.
During the year ended December 31, 2024, the Company delivered 1,968 gold ounces (2023 – nil) under the Stream Arrangement. The Company received an average cash consideration of $507 per ounce (2023 – nil), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the year ended December 31, 2024, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $4.0 million (2023 – nil).
(b)Gold Prepay Transactions
On March 24, 2023, the Company entered into gold prepay transactions with a syndicate of its existing lenders, whereby the Company received net proceeds of $139.5 million, representing upfront cash prepayments of $140.1 million less transaction costs incurred of $0.6 million, in exchange for delivering to the lenders 3,605 ounces of gold per month from October 2024 through July 2026 (the “Original Delivery Period”) for a total of 79,310 ounces. On June 23, 2023, the Company entered into an additional gold prepay transaction with an existing lender whereby the Company received an upfront cash prepayment of $9.9 million in exchange for delivering to the lender 264 ounces of gold per month during the Original Delivery Period for a total of 5,797 ounces. Gold deliveries can be settled by production from any of the Company’s operating mines. The Gold Prepay Transactions are accounted for as contracts with customers.
Of the total cash prepayments of $150.0 million, $90.1 million was made on a fixed price basis of $2,170 per ounce of gold. The remaining $59.9 million of cash prepayments was made on a spot price basis, whereby if the spot price on delivery of the gold ounces exceeds or is less than $2,170 per ounce with respect to 28,386 gold ounces and $2,109 per ounce with respect to 5,797 gold ounces (the “Fixed Amount”), the Company will receive or pay in cash the difference between the spot price and the Fixed Amount, respectively, with a corresponding adjustment to revenue when the gold is delivered.
On October 29, 2024, the Company entered into amending agreements with the counterparties to defer the first five monthly deliveries originally scheduled for October 2024 through February 2025. The total of 19,343 deferred ounces will be delivered over the period from May 2026 to September 2026 (the “Deferral Period”). As consideration for the deferral, the Company will deliver an additional 1,582 gold ounces over the Deferral Period. In addition, for the contracts that were made on a spot price basis, the Company will receive or pay in cash the difference between the spot price and the Fixed Amount of $2,352 per ounce with respect to 7,062 total deferred and additional ounces and $2,288 per ounce with respect to 1,443 total deferred and additional ounces.
Prior to the contracts’ amendment date, the carrying amount of the deferred revenue was increased to the total estimated transaction price using the original weighted average EIR of 8.0%. The contract modifications were accounted for as if they were terminations of the existing contracts and the creation of new contracts with no gain or loss on modification. Effective from the contracts’ amendment date, the carrying amount of deferred revenue will be increased to the total estimated transaction price for the remaining gold deliveries under the amended Gold Prepay Transactions using the amended weighted average EIR of 9.2%. The deferred revenue will be recognized as revenue over the amended Delivery Period from March 2025 to September 2026 at a weighted average transaction price of $2,215 per ounce delivered. At December 31, 2024, the Company had not delivered any ounces under the Gold Prepay Transactions.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

14.    DEFERRED REVENUE (CONTINUED)
(c)Gold purchase and sale arrangement
On October 31, 2023, the Company closed a gold purchase and sale arrangement with Versamet and Regal Partners Royalties A PTY Limited (“Regal” and together with Versamet, the “Purchasers”) (the “Versamet Arrangement”). Under the Versamet Arrangement, the Company is required to deliver to the Purchasers a monthly amount of gold equal to the greater of a) 500 gold ounces and b) 1.8% of the gold produced by Greenstone each month on a 100% basis. Gold deliveries commenced in November 2023 and will continue until a total of 90,000 ounces (the “Delivery Obligation”) has been delivered (the “Term”). Gold deliveries can be settled by production from any of the Company’s operating mines.
In exchange for the monthly gold deliveries, the Company received an upfront payment of $75.0 million on October 31, 2023. In addition, the Purchasers will pay consideration for each gold ounce delivered to the Purchasers equal to 20% of the spot gold price (the “Purchase Price”) at the time of delivery. The Company has an option to early settle up to 75% of the Delivery Obligation at any time and from time to time during the Term by delivering the number of gold ounces being early settled. The Company will receive the Purchase Price for all early settlement ounces delivered. If the spot gold price at the time of each early settlement is less than $2,000 per ounce, the Company will be required to deliver additional gold ounces to the Purchasers, calculated using a contractual formula, for no additional consideration.
The Versamet Arrangement is accounted for as a contract with a customer. The carrying amount of deferred revenue will be increased to the estimated transaction price using an EIR of 15.6%. During the year ended December 31, 2024, the Company delivered 6,000 gold ounces (2023 – 1,000) under the Versamet Arrangement. The Company received an average cash consideration of $476 per ounce (2023 – $399), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the year ended December 31, 2024, which consists of the cash consideration received on delivery and the portion of the deferred revenue obligation satisfied, amounted to $14.2 million (2023 – $2.3 million).
15.    RECLAMATION AND CLOSURE COST PROVISIONS

	Note	Canada	USA	Mexico	Brazil	Total
Balance – December 31, 2022		$5,717	$27,731	$31,393	$33,875	$98,716
Accretion		228	1,002	2,993	2,041	6,264
Change in estimates		22,168	3,725	(9,687)	6,979	23,185
Reclamation expenditures		(64)	—	(435)	(1,021)	(1,520)
Foreign exchange loss		33	—	4,312	3,239	7,584
Foreign currency translation		751	—	—	—	751
Balance – December 31, 2023		28,833	32,458	28,576	45,113	134,980
Assumed on Greenstone Acquisition	5	11,269	—	—	—	11,269
Accretion		1,197	1,267	2,466	2,273	7,203
Change in estimates		14,492	1,941	(3,192)	2,271	15,512
Reclamation expenditures		(8,138)	—	(377)	(919)	(9,434)
Foreign exchange loss		(1,301)	—	(4,673)	(9,540)	(15,514)
Foreign currency translation		(1,870)	—	—	—	(1,870)
Balance – December 31, 2024		$44,482	$35,666	$22,800	$39,198	$142,146

At December 31					2024	2023
Classified and presented as:
Current(1)					$11,972	$14,897
Non-current					130,174	120,083
Total reclamation and closure cost provisions					$142,146	$134,980
(1)    Included in other current liabilities.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

15.    RECLAMATION AND CLOSURE COST PROVISIONS (CONTINUED)
The Company’s reclamation and closure cost provisions at December 31, 2024 were calculated as the present value of the expected future cash flows estimated using inflation rates of 2.0% to 4.1% (2023 – 2.0% to 3.5%) and discount rates of 3.0% to 10.6% (2023 – 3.0% to 9.0%) depending on the region in which the costs will be incurred. At December 31, 2024, the total undiscounted expected future cash flows of the Company’s reclamation and closure cost provisions were $225.4 million (2023 – $214.9 million).
The Company is required to post security for reclamation and closure costs for certain of its mineral properties. At December 31, 2024, the Company had met its security requirements in the form of bonds posted through surety underwriters totaling $90.3 million (2023 – $54.6 million).
16.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets at December 31, 2024 and 2023:

	Note	2024	2023
Foreign exchange contracts	16(b)(i)	$—	$18,107
Other		81	89
		$81	$18,196

Classified and presented as:
Current		$—	$17,700
Non-current(1)		81	496
		$81	$18,196
(1)    Included in other non-current assets.
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at December 31, 2024 and 2023:

	Note	2024	2023
Foreign exchange contracts	16(b)(i)	$54,280	$35
Gold contracts	16(b)(ii)	20,501	4,009
Greenstone Contingent Consideration	16(b)(iii)	86,223	11,279
Other		1,931	4,588
		$162,935	$19,911

Classified and presented as:
Current		$116,563	$8,829
Non-current		46,372	11,082
		$162,935	$19,911
(i)Foreign exchange contracts
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in CAD, Brazilian Réal (“BRL”), and Mexican Pesos (“MXN”). At December 31, 2024, the Company had in place USD:CAD, USD:BRL, and USD:MXN put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
CAD	$270,000	$59,000	1.33	1.41
BRL	382,000	39,000	5.37	5.97
MXN	153,000	5,000	18.15	20.81

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

16.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(i)Foreign exchange contracts (continued)
The following table summarizes the changes in the carrying amount of the outstanding foreign exchange contracts during the years ended December 31, 2024 and 2023:

	2024	2023
Net asset – beginning of year	$(18,072)	$(4,702)
Settlements	9,625	32,843
Change in fair value	62,727	(46,213)
Net liability (asset) – end of year	$54,280	$(18,072)
The fair value of the outstanding foreign exchange contracts at December 31, 2024 and 2023 is presented as follows:

	2024	2023
Net liability (asset) presented as:
Current derivative assets	$—	$(17,700)
Non-current derivative assets	—	(407)
Current derivative liabilities	47,792	35
Non-current derivative liabilities	6,488	—
	$54,280	$(18,072)
(ii)Gold contracts
During the year ended December 31, 2024, the Company entered into gold collar contracts with a weighted average put and call strike price of $2,139 and $2,806, respectively, per ounce for a total of 367,996 notional ounces over the period from February 2024 to June 2026. During the year ended December 31, 2023, the Company entered into gold collar contracts with a weighted average put and call strike price of $1,929 and $2,127, respectively, per ounce for a total of 253,608 notional ounces over the period from February 2023 to June 2024. At December 31, 2024, the Company had 139,998 total notional ounces remaining under its outstanding gold collar contracts to be settled as follows:

Notional ounces		Put options’ weighted average strike price	Call options’ weighted average strike price
Within 1 year	1-2 years
120,000	19,998	$2,164	$3,071
Concurrent with the Gold Prepay Transactions (note 14(b)), the Company entered into financial swap agreements for gold bullion whereby the Company would receive $2,170 and $2,109 per ounce in exchange for paying the spot price for 1,290 and 264 ounces per month, respectively, from October 2024 to July 2026. On October 29, 2024, the swap agreements were amended to change the effective date of the swap period to March 2025 through September 2026 and increase the total notional ounces over the swap period by 736 ounces to 34,919 ounces. Under the amended swap agreements, the Company will receive a weighted average of $2,204 per ounce in exchange for paying the spot price.
The following table summarizes the changes in the carrying amount of the outstanding gold contracts during the years ended December 31, 2024 and 2023:

	2024	2023
Liability – beginning of year	$4,009	$—
Change in fair value	39,974	3,201
Settlements	(23,482)	808
Liability – end of year	$20,501	$4,009

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

16.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(ii)Gold contracts (continued)
The fair value of the outstanding gold contracts at December 31, 2024 and 2023 is presented as follows:

	2024	2023
Current derivative liabilities	$9,871	$2,279
Non-current derivative liabilities	10,630	1,730
	$20,501	$4,009
(iii)Greenstone Contingent Consideration
As part of the consideration for the Company’s acquisition of a 10% interest in Greenstone in April 2021, the Company assumed a contingent payment obligation to deliver 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, upon reaching each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces at Greenstone. On May 13, 2024, as part of the Greenstone Acquisition (note 5), the Company assumed an obligation to deliver an additional 8,911 ounces for a total of 11,111 ounces deliverable upon reaching each of the above production milestones.
The following table summarizes the changes in the carrying amount of the contingent consideration derivative liability during the years ended December 31, 2024 and 2023:

	Note	2024	2023
Balance – beginning of year		$11,279	$8,280
Assumed on Greenstone Acquisition	5	51,698	—
Change in fair value		23,246	2,999
Balance – end of year		$86,223	$11,279
The fair value of the contingent consideration derivative liability at December 31, 2024 and 2023 is presented as follows:

	2024	2023
Current derivative liabilities	$57,839	$4,029
Non-current derivative liabilities	28,384	7,250
	$86,223	$11,279
17.    OTHER NON-CURRENT LIABILITIES

	Note	December 31, 2024	December 31, 2023
Equipment Facility	17(a)	$85,858	$27,158
Lease liabilities	18(b)	60,533	20,385
Provision for legal matters	33(a)	6,395	7,790
Cash-settled share-based payments	19(c)(i),(ii)	5,371	3,046
Other liabilities		13,320	13,156
		$171,477	$71,535
(a)Equipment Facility
In December 2022, Greenstone obtained the Equipment Facility which provided Greenstone with financing for 90% of the cost of new mobile equipment purchased from certain dealers approved by the lender for use in the construction and development of the Greenstone project until December 31, 2024. In August 2024, the Equipment Facility was amended to increase the total available financing amount from $90.0 million to $130.5 million. Amounts drawn are subject to fixed interest rates determined at the time of draw based on the current U.S. treasury rate, the applicable spread based on the Bloomberg U.S. Index and a margin of 3.75%. Amounts drawn under the Equipment Facility are repayable quarterly over a period of six years from the date funds are received by Greenstone for each equipment purchase.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

17.    OTHER NON-CURRENT LIABILITIES (CONTINUED)
(a)Equipment Facility (continued)
The following is a reconciliation of the changes in the carrying amount of the Equipment Facility during the years ended December 31, 2024 and 2023 to cash flows arising from financing activities:

	Note	2024	2023
Balance – beginning of year(1)		$31,561	$9,601
Financing cash flows:
Draw downs		57,346	23,131
Repayments		(7,296)	(1,739)
Interest paid		(4,112)	(1,033)
Other changes:
Assumed on Greenstone Acquisition	5	19,730	—
Interest and accretion expense		7,494	2,058
Foreign exchange loss (gain)		3,146	(695)
Foreign currency translation		(3,687)	238
Balance – end of year including accrued interest		104,182	31,561
Less: Accrued interest(2)		(2,320)	(491)
Balance – end of year excluding accrued interest		$101,862	$31,070
(1)    Includes accrued interest.
(2)    Included in accounts payable and accrued liabilities.
The carrying amount of the Equipment Facility, excluding accrued interest, at December 31, 2024 was $101.9 million (2023 – the Company’s 60% share of the Equipment Facility was $31.1 million), of which $16.0 million (2023 – $3.9 million) is included in other current liabilities and $85.9 million (2023 – $27.2 million) is included in other non-current liabilities.
Upon each draw down under the Equipment Facility, Greenstone was required to pay the lender a refundable security deposit, equal to 10% of the cost of the applicable equipment purchase. At December 31, 2024, the total refundable security deposit amounted to $11.5 million, which is included in other current receivables (2023 – the Company’s 60% share of the refundable security deposit was $3.7 million, which was included in other non-current assets).
18.    LEASES
(a)Right-of-use assets
The Company’s right-of-use assets mainly relate to leased mobile mining equipment and are included in plant and equipment within mineral properties, plant and equipment (note 9). The following table presents the changes in the carrying amount of the Company’s right-of-use assets during the years ended December 31, 2024 and 2023:

	Note	2024	2023
Balance – beginning of year		$69,038	$49,600
Acquired in Greenstone Acquisition	9	21,509	—
Additions		59,799	44,529
Disposals		(7,122)	(460)
Depreciation		(21,555)	(24,631)
Balance – end of year		$121,669	$69,038

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

18.    LEASES (CONTINUED)
(b)Lease liabilities
The following is a reconciliation of the changes in the carrying amount of the Company’s lease liabilities during the years ended December 31, 2024 and 2023 to cash flows arising from financing activities:

	Note	2024	2023
Balance – beginning of year		$46,728	$35,500
Financing cash flows:
Lease payments		(29,494)	(34,720)
Other changes:
Assumed on Greenstone Acquisition	5	17,871	—
Additions		52,739	40,605
Disposals		(7,593)	(313)
Interest expense		4,868	3,825
Foreign exchange (gain) loss		(2,373)	1,345
Foreign currency translation		(2,380)	486
Balance – end of year		$80,366	$46,728

Classified and presented as:
Current(1)		$19,833	$26,343
Non-current(2)		60,533	20,385
		$80,366	$46,728
(1)    Included in other current liabilities.
(2)    Included in other non-current liabilities.
(c)Additional amounts recognized in the Company’s consolidated statements of income and cash flows
In addition to the amounts disclosed in notes 18(a) and 18(b), the Company recognized the following amounts in the consolidated statements of income and cash flows relating to leases during the years ended December 31, 2024 and 2023:

	2024	2023
Expense and cash flow relating to variable payments not included in the measurement of lease liabilities	$37,922	$31,092
Expense and cash flow relating to short-term and low-value leases	10,659	8,190
19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Authorized capital
The Company is authorized to issue an unlimited number of common shares with no par value.
(b)Share issuances
During the year ended December 31, 2024, the Company issued 10.9 million common shares (2023 – 9.3 million) under the at-the market equity offering program (the “ATM Program”) provided by the equity distribution agreement it entered into on November 21, 2022 with third party agents. The common shares were issued at a weighted average share price of $4.61 per common share (2023 – $4.48) for total gross proceeds of $50.2 million (2023 – $41.8 million). Under the ATM Program, the Company was permitted to sell up to $100.0 million of its common shares at the prevailing market price at the time of sale until December 21, 2024 which was fully utilized on March 31, 2024. The Company issued a cumulative total of 22.5 million (2023 – 11.6 million) common shares under the ATM Program.
On April 26, 2024, the Company issued 56.4 million common shares on a bought deal basis at a price of $5.30 per common share for gross proceeds of $299.0 million, of which $6.0 million of common shares were issued to the Company’s Chairman, Ross Beaty.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(b)Share issuances (continued)
On May 13, 2024, the Company issued 42.0 million common shares to Orion as part of the consideration for the Greenstone Acquisition with a total fair value of $217.6 million (note 5).
In October 2024, the Company issued a total of 26.6 million common shares on conversion of the 2019 Convertible Notes and reclassified the carrying amount of the financial liability of $139.7 million and conversion option of $12.2 million that was previously included in reserves to share capital (notes 13(d) and 20).
The Company also issued 1.5 million common shares on exercise of stock options and settlement of RSUs and pRSUs during the year ended December 31, 2024 (2023 – 1.3 million on exercise of warrants and stock options, and settlement of RSUs and pRSUs) (note 19(c)).
Share issue costs of $13.7 million incurred during the year ended December 31, 2024 (2023 – $1.1 million) and presented as a reduction to share capital mainly relate to the $12.0 million of costs incurred in connection with the April 2024 bought deal public offering (2023 – relates to shares issued under the ATM Program).
On October 1, 2024, the Company filed a short form base shelf prospectus that permits the issuance of the Company’s securities comprising any combination of common shares, debt securities, subscription receipts, share purchase contracts, units or warrants in one or more issuances until October 31, 2026 in Canada and the United States, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and as set forth in an accompanying prospectus supplement.
(c)Share-based compensation plans
(i)Restricted share units
Under the terms of the Equinox Gold Restricted Share Unit Plan (the “RSU Plan”), the Board of Directors may, from time to time, grant to directors, officers, employees, and consultants, RSUs and pRSUs in such numbers and for such terms as may be determined by the Board of Directors. The RSUs granted generally vest over two or three years. The pRSUs granted are subject to a multiplier of 0% to 300% of the number of pRSUs granted based on the achievement of specified non-market conditions, including completion of construction targets, or market conditions, including the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period.
Equity-settled RSUs and pRSUs
The following table summarizes the changes in the Company’s equity-settled RSUs and pRSUs outstanding during the years ended December 31, 2024 and 2023:

	Number of RSUs	Number of pRSUs
Outstanding – December 31, 2022	981,258	939,802
Granted	1,613,051	2,302,300
Settled	(331,775)	(15,656)
Forfeited	(58,036)	(175,800)
Outstanding – December 31, 2023	2,204,498	3,050,646
Granted	1,151,110	396,900
Settled	(684,819)	(153,355)
Forfeited	(121,250)	(242,255)
Outstanding – December 31, 2024	2,549,539	3,051,936

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation plans (continued)
(i)Restricted share units (continued)
Equity-settled RSUs and pRSUs (continued)
The equity-settled RSUs granted during the years ended December 31, 2024 and 2023 vest over a period of two to three years. The equity-settled pRSUs granted during the year ended December 31, 2024 are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year vesting period. Of the total number of equity-settled pRSUs granted during the year ended December 31, 2023, 0.5 million are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year vesting period. The remaining 1.8 million pRSUs are subject to a multiplier of 100% to 125% of the number of units granted based on the achievement of certain non-market conditions, including the completion of construction of Greenstone, and have a vesting date of December 31, 2025.
The weighted average grant date fair value of the equity-settled RSUs and pRSUs granted during the year ended December 31, 2024 was $4.46 (2023 – $4.47).
The equity-settled pRSUs settled during the years ended December 31, 2024 and 2023 were subject to a multiplier of 100%.
Cash-settled RSUs and pRSUs
Under the terms of the RSU Plan, certain RSUs and pRSUs granted to employees entitle the holder to a cash payment equal to the number of RSUs and pRSUs vested, multiplied by the quoted market price of the Company’s common shares on completion of the vesting period.
The following table summarizes the changes in the Company’s cash-settled RSUs and pRSUs outstanding during the years ended December 31, 2024 and 2023:

	Number of RSUs	Number of pRSUs
Outstanding – December 31, 2022	363,682	23,200
Granted	888,100	741,800
Settled	(126,883)	—
Forfeited	(225,232)	(27,800)
Outstanding – December 31, 2023	899,667	737,200
Granted	650,400	43,800
Settled	(305,631)	—
Forfeited	(149,001)	(72,000)
Outstanding – December 31, 2024	1,095,435	709,000
The cash-settled RSUs granted during the years ended December 31, 2024 and 2023 vest over a period of three years. Of the total number of cash-settled pRSUs granted during the year ended December 31, 2023, 0.7 million pRSUs are subject to a multiplier of 100% to 125% of the number of units granted based on the achievement of certain non-market conditions, including the completion of construction of Greenstone, and have a vesting date of December 31, 2025.
The weighted average grant date fair value of the cash-settled RSUs and pRSUs granted during the year ended December 31, 2024 was $4.47 (2023 – $4.45).
The total liability for cash-settled RSUs and pRSUs outstanding at December 31, 2024 was $7.5 million (2023 – $3.0 million), of which $4.0 million and $3.5 million (2023 – $1.5 million and $1.4 million) are classified as current liabilities and non-current liabilities, respectively.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation plans (continued)
(ii)Deferred share units
Under the terms of the Equinox Gold Deferred Share Unit Plan (the “DSU Plan”), non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs. The DSUs are issued on a quarterly basis with the number of DSUs issued based on the five-day volume weighted average trading price of the Company’s common shares at the date of grant. DSUs vest immediately. The DSUs are redeemable in cash for 90 days from the date a director ceases to be a member of the Board of Directors.
The following table summarizes the changes in the Company’s DSUs outstanding during the years ended December 31, 2024 and 2023:

Number of DSUs
Outstanding – December 31, 2022	280,738
Granted	138,284
Redeemed	(86,780)
Outstanding – December 31, 2023	332,242
Granted	87,545
Redeemed	(32,646)
Outstanding – December 31, 2024	387,141
The weighted average grant date fair value of DSUs granted during the year ended December 31, 2024 was $5.55 (2023 – $4.22).
The total fair value of DSUs outstanding at December 31, 2024 was $1.9 million (2023 – $1.6 million) and is included in other non-current liabilities.
(iii)Stock options
The following table summarizes the changes in the Company’s stock options outstanding during the years ended December 31, 2024 and 2023:

	Number of options	Weighted average exercise price (C$)
Outstanding – December 31, 2022	1,855,643	$6.42
Exercised	(360,331)	5.12
Expired/forfeited	(398,162)	9.78
Outstanding – December 31, 2023	1,097,150	5.64
Exercised	(636,024)	5.23
Expired/forfeited	(38,998)	5.12
Outstanding and exercisable – December 31, 2024	422,128	$6.31

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(d)Share-based compensation
The following table summarizes the Company’s share-based compensation recognized during the years ended December 31, 2024 and 2023:

	2024	2023
RSUs and pRSUs	$15,526	$11,815
DSUs	480	951
Total share-based compensation	$16,006	$12,766

Recognized in the consolidated financial statements as follows:
Equity-settled
General and administration expense	$9,258	$8,095
Operating expense	349	396
Capitalized within construction-in-progress	690	1,174
Cash-settled
General and administration expense	538	1,025
Operating expense	5,171	2,074
Exploration expense	—	2
Total share-based compensation	$16,006	$12,766
20.    RESERVES
The following table summarizes the changes in the Company’s reserves during the years ended December 31, 2024 and 2023:

	Note	Share-based compensation	Equity component of convertible notes	Other	Total
Balance – December 31, 2022		$19,695	$18,539	$3,386	$41,620
Equity component of 2023 Convertible Notes issued	13(b)	—	31,688	—	31,688
Exercise of stock options and settlement of RSUs and pRSUs	19(b),(c)	(3,896)	—	—	(3,896)
Share-based compensation	19(d)	9,665	—	—	9,665
Balance – December 31, 2023		25,464	50,227	3,386	79,077
Conversion of 2019 Convertible Notes	13(d), 19(b)	—	(12,216)	—	(12,216)
Exercise of stock options and settlement of RSUs and pRSUs	19(b),(c)	(6,882)	—	—	(6,882)
Share-based compensation	19(d)	10,297	—	—	10,297
Modification of 2019 & 2020 Convertible Notes	13(c),(d)	—	3,824	—	3,824
Balance – December 31, 2024		$28,879	$41,835	$3,386	$74,100

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

21.    REVENUE
Revenue from contracts with customers during the years ended December 31, 2024 and 2023 disaggregated by metal were as follows:

	2024	2023
Gold	$1,511,201	$1,086,139
Silver	2,919	2,052
Total revenue	$1,514,120	$1,088,191
In addition to the Stream Arrangement, Gold Prepay Transactions and Versamet Arrangement (note 14), the Company assumed a silver streaming arrangement as part of a prior period acquisition under which the Company must sell a minimum of 5.0 million payable silver ounces produced from Los Filos from August 5, 2010 to the earlier of the termination of the arrangement and October 15, 2029 at the lesser of $3.90 per ounce and the prevailing market price, subject to an inflationary adjustment. The contract price is revised each year on the anniversary date of the contract and was $4.74 per ounce at December 31, 2024. At December 31, 2024, a total of 2.4 million ounces had been delivered under the silver streaming arrangement. Under the terms of the contract, the Company is not obligated to deliver substitute silver if the required ounces are not produced but shall pay to the counterparty a settlement amount equal to $0.50 per shortfall ounce.
22.    OPERATING EXPENSE
Operating expense during the years ended December 31, 2024 and 2023 consists of the following expenses by nature:

	2024	2023
Raw materials and consumables	$343,557	$341,411
Salaries and employee benefits(1)	185,056	161,939
Contractors	280,281	208,726
Repairs and maintenance	81,135	70,237
Site administration	114,252	106,803
Royalties	33,106	29,681
	1,037,387	918,797
Change in inventories	(47,801)	(154,565)
Total operating expense	$989,586	$764,232
(1)    Total salaries and employee benefits, excluding share-based compensation, for the year ended December 31, 2024, including amounts recognized within care and maintenance expense, exploration and evaluation expense and general and administration expense, was $207.1 million (2023 – $183.5 million).
23.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the years ended December 31, 2024 and 2023 consists of the following expenses by nature:

	2024	2023
Salaries and benefits	$19,237	$18,380
Professional fees	12,972	10,846
Share-based compensation	9,796	9,120
Office and other expenses	8,901	6,825
Depreciation	2,104	1,072
Total general and administration expense	$53,010	$46,243

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

24.    OTHER INCOME
Other income during the years ended December 31, 2024 and 2023 consists of the following:

	Note	2024	2023
Change in fair value of foreign exchange contracts	16(b)(i)	$(62,727)	$46,213
Change in fair value of gold contracts	16(b)(ii)	(39,974)	(3,201)
Change in fair value of Greenstone Contingent Consideration	16(b)(iii)	(23,246)	(2,999)
Gain on remeasurement of previously held interest in Greenstone	5	579,816	—
Gain on reclassification of investment in Versamet	10(a)	5,562	—
Gains (loss) on modification and extinguishment of debt	13(a),(c)	5,383	(4,349)
Expected credit losses and write-offs	11(b), 24(a)	31	(13,802)
Foreign exchange gain (loss)		13,180	(9,059)
Gain on sale of partial interest and reclassification of investment in i-80 Gold	10(b)	—	34,467
Other expense		709	(16,145)
Total other income		$478,734	$31,125
(a)Write-off of receivable from Pilar Gold Inc. (“PGI”)
In connection with a previous asset sale in April 2021, the Company had a note receivable from PGI that was due on November 30, 2023. The note receivable was subject to an annual interest rate of 5%, compounded monthly. At June 30, 2023, due to operational and financial challenges at PGI, the Company recognized an impairment loss of $9.9 million in other income to write off the outstanding note receivable from PGI.
In addition to the note receivable, the Company was owed a total of 1,500 ounces of refined gold. At June 30, 2023, the Company recognized a loss of $1.2 million on revaluation of the gold deliveries to nil in other income. The Company also recognized a loss of $2.3 million in OCI on remeasurement of the fair value of its investment in PGI to nil.
25.    INCOME TAXES
Income tax expense (recovery) during the years ended December 31, 2024 and 2023 differs from the amounts that would result from applying the combined Canadian federal and provincial income tax rate of 27% (2023 – 27%) to income before income taxes. These differences result from the following items:

	2024	2023
Income before income taxes	$630,081	$14,768
Combined Canadian federal and provincial income tax rate	27%	27%
Expected income tax expense	170,122	3,987
Foreign exchange impact	52,046	(36,551)
Non-taxable income and non-deductible expenses	20,358	22,556
Impact of tax rate differences between jurisdictions	25,294	(20,276)
Change in estimates of prior year	(6,350)	4,493
Impact of Mexican inflation	(5,043)	(4,498)
Tax effect of changes in temporary differences for which no tax benefit has been recognized	24,464	16,708
Other	9,903	(535)
Total income tax expense (recovery)	$290,794	$(14,116)

Comprising:
Current tax expense	$35,498	$19,235
Deferred tax expense (recovery)	255,296	(33,351)
	$290,794	$(14,116)

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

25.    INCOME TAXES (CONTINUED)
On August 4, 2023, the Canadian government released draft legislation to implement the proposed Global Minimum Tax Act (GMTA), based on the OECD Pillar Two Global Anti-Base (GloBE) model rules. On June 30, 2024, federal bill C-60 received royal assent, implementing the Pillar Two global minimum tax regime in Canada under the new GMTA. The global minimum tax regime applies in Canada starting fiscal years after December 30, 2023, for qualifying multinational groups. This includes the income inclusion rule and qualifying domestic minimum top-up tax. The legislation also includes a placeholder for the proposed undertaxed profits rules, expected to take effect for fiscal years beginning on or after December 31, 2024.
The GMTA introduces a 15% global minimum tax on the income of multinational enterprises with annual consolidated revenues of 750 million Euros or more in at least two of the four fiscal years immediately preceding the particular fiscal year and a business presence in at least one foreign jurisdiction. The Company is subject to this new legislation. Based on management’s assessment, all relevant jurisdictions, except the United States, have effective tax rates for purposes of the GMTA exceeding 15%. The Company has included a provision of $1.1 million as Pillar Two current income tax for the year ended December 31, 2024.
The significant components of the Company’s recognized deferred income tax assets and deferred income tax liabilities at December 31, 2024 and 2023 were as follows:

	2024	2023
Non-capital losses	$174,610	$66,912
Deductible temporary differences relating to:
Mineral properties, plant and equipment	934	36,591
Derivatives	31,355	—
Inventories	32,003	28,076
Reclamation and closure cost provisions	17,624	16,753
Accrued liabilities	14,528	16,211
Investments and loans and borrowings	19,187	11,440
Mining tax	6,025	10,071
Other	4,045	3,030
Total deferred income tax assets	$300,311	$189,084
Taxable temporary differences relating to:
Mineral properties, plant and equipment	$(870,539)	$(393,309)
Mining tax	(190,547)	—
Loans and borrowings	(23,539)	(26,814)
Inventories	(12,107)	(10,799)
Derivatives	—	(1,855)
Other	(1,212)	(1,011)
Total deferred income tax liabilities	(1,097,944)	(433,788)
Net deferred income tax liability	$(797,633)	$(244,704)

Classified and presented as:
Deferred income tax assets	$2,339	$—
Deferred income tax liabilities	(799,972)	(244,704)
	$(797,633)	$(244,704)

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

25.    INCOME TAXES (CONTINUED)
The movements in the Company’s net deferred income tax liability during the years ended December 31, 2024 and 2023 were as follows:

	Note	2024	2023
Balance – beginning of year		$(244,704)	$(262,022)
Recognized on Greenstone Acquisition	5	(311,250)	—
Recognized in net income		(255,296)	33,351
Recognized in OCI		15,031	(4,313)
Recognized directly in equity	13(b),(c),(d)	(1,414)	(11,720)
Balance – end of year		$(797,633)	$(244,704)
The Company’s deductible temporary differences, unused tax losses and unused tax credits at December 31, 2024 and 2023 for which deferred income tax assets have not been recognized were as follows:

	2024	2023
Deductible temporary differences relating to:
Investments and loans and borrowings	$152,838	$110,279
Mineral properties, plant and equipment	155,187	79,102
Reclamation and closure cost provisions	93,904	70,277
Accrued receivables and liabilities	63,073	58,640
Limited interest expense deduction carryforward	87,911	22,048
Derivatives	20,024	8,632
Other	31,406	11,032
Non-capital losses	463,008	334,623
Capital losses	84,555	39,493
	$1,151,906	$734,126
At December 31, 2024, the Company had the following estimated tax operating losses available to reduce future taxable income, including both losses for which deferred income tax assets are recognized and losses for which deferred income tax assets are not recognized as listed in the table above. The loss carryforwards expire as follows:

2024
Canada (expire between 2035–2043)	$727,435
Brazil (no expiry)	138,097
United States - California (expire between 2030–2040 or after)	67,051
Mexico (expire between 2025–2034)	67,719
Other (expire 2027 or after)	26,470
$1,026,772

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

26.    NET INCOME PER SHARE
The calculations of basic and diluted EPS for the years ended December 31, 2024 and 2023 were as follows:

	2024			2023
	Weighted average shares outstanding	Net income	Net income per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	400,109,698	$339,287	$0.85	312,765,516	$28,884	$0.09
Dilutive RSUs and pRSUs	5,312,606	—		3,295,575	—
Dilutive convertible notes	67,925,780	18,194		—	—
Dilutive stock options	198,626	—		241,773	—
Diluted EPS	473,546,710	$357,481	$0.75	316,302,864	$28,884	$0.09
At December 31, 2024, there were 0.1 million stock options outstanding that could potentially dilute basic EPS in the future but were not included in the calculation of diluted EPS as they were anti-dilutive for the year ended December 31, 2024 (2023 – 71.8 million shares issuable for convertible notes, 2.0 million equity-settled pRSUs, and 0.1 million stock options).

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

27.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess performance. The Company considers each of its mine sites as a reportable operating segment. The following table presents significant information about the Company’s reportable operating segments as reported to the Company’s chief operating decision maker:

Year ended December 31, 2024
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Greenstone(1)	$278,369	$(116,843)	$(19,309)	$(139)	$—	$142,078
Mesquite	173,223	(103,663)	(28,943)	—	—	40,617
Los Filos	412,243	(326,903)	(55,373)	(463)	—	29,504
Aurizona	173,947	(114,365)	(33,920)	(1,316)	—	24,346
Fazenda	152,300	(86,580)	(35,736)	(3,010)	—	26,974
RDM	137,486	(80,470)	(14,697)	—	—	42,319
Santa Luz	137,548	(111,250)	(26,338)	(2,654)	—	(2,694)
Castle Mountain(2)	49,004	(49,512)	(6,171)	(433)	(580)	(7,692)
Corporate	—	—	—	(4,478)	(53,010)	(57,488)
	$1,514,120	$(989,586)	$(220,487)	$(12,493)	$(53,590)	$237,964

Year ended December 31, 2023
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Greenstone	$—	$—	$—	$—	$—	$—
Mesquite	168,001	(102,030)	(36,732)	—	—	29,239
Los Filos(3)	305,950	(261,822)	(53,588)	(673)	(255)	(10,388)
Aurizona	233,423	(128,457)	(47,083)	(4,724)	—	53,159
Fazenda	127,962	(81,547)	(34,008)	(2,544)	—	9,863
RDM(3)	101,931	(62,992)	(16,944)	—	(1,108)	20,887
Santa Luz	110,118	(95,437)	(22,031)	(2,669)	—	(10,019)
Castle Mountain	40,806	(31,947)	(4,589)	(905)	—	3,365
Corporate	—	—	—	(175)	(46,311)	(46,486)
	$1,088,191	$(764,232)	$(214,975)	$(11,690)	$(47,674)	$49,620
(1)The first gold pour at Greenstone occurred on May 22, 2024. Depreciation and depletion of capitalized development and construction costs at Greenstone commenced after the mine reached commercial production on November 6, 2024 (note 9(b)).
(2)In August 2024, the Company suspended mining at Castle Mountain for the duration of the permitting period for the mine’s expansion. Residual heap leach processing and gold production will continue, and the mine will be placed on care and maintenance when processing is complete. Other operating expenses at Castle Mountain for the year ended December 31, 2024 relate to care and maintenance costs.
(3)Other operating expenses at Los Filos and RDM for the year ended December 31, 2023 relate to care and maintenance costs.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

27.    SEGMENT INFORMATION (CONTINUED)

	Total assets		Total liabilities
At December 31	2024	2023	2024	2023
Greenstone	$3,774,047	$1,300,441	$(1,136,784)	$(227,533)
Mesquite	319,572	297,252	(44,267)	(65,312)
Los Filos	1,162,039	1,171,265	(248,196)	(227,567)
Aurizona	366,953	365,952	(64,610)	(55,914)
Fazenda	95,090	94,065	(32,467)	(30,746)
RDM	158,799	165,021	(29,633)	(39,124)
Santa Luz	299,959	306,076	(24,521)	(30,693)
Castle Mountain	333,317	329,236	(13,253)	(24,014)
Corporate(1)	203,819	321,069	(1,722,312)	(1,207,013)
	$6,713,595	$4,350,377	$(3,316,043)	$(1,907,916)
(1)Corporate assets include the investment in Versamet (note 10(a)).

	Capital expenditures(1)
Years ended December 31	2024	2023
Greenstone	$327,887	$425,656
Mesquite	35,578	16,194
Los Filos	43,858	37,483
Aurizona	50,518	46,353
Fazenda	27,565	21,653
RDM	16,302	29,107
Santa Luz	16,166	7,596
Castle Mountain	5,567	11,337
Corporate	249	999
	$523,690	$596,378
Capital expenditures in the above table represent capital expenditures on an accrual basis. Expenditures on mineral properties, plant and equipment in the consolidated statements of cash flows represent capital expenditures on a cash basis. Expenditures on mineral properties, plant and equipment in the consolidated statement of cash flows for the year ended December 31, 2024 exclude non-cash additions and capitalized borrowing costs (note 9) and include a decrease in accrued expenditures of $33.5 million (2023 – include a decrease in accrued expenditures of $26.8 million).
The following table presents the Company’s non-current assets other than financial instruments, investment in associate, and deferred income tax assets by region:

At December 31	2024	2023
Canada	$3,623,404	$1,284,252
United States	591,461	488,701
Mexico	897,612	915,625
Brazil	738,644	750,962
Total non-current assets, excluding financial instruments, investment in associate and deferred income tax assets	$5,851,121	$3,439,540

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

27.    SEGMENT INFORMATION (CONTINUED)
The following table presents revenue from sales to major customers that exceeded 10% of the Company’s revenue for the years ended December 31, 2024 and 2023:

	2024	2023
Customer 1(1)	$781,490	$653,395
Customer 2(2)	498,108	268,688
Customer 3(3)	196,152	145,805
Total revenue from major customers(4)	$1,475,750	$1,067,888
(1)Revenue from Customer 1 for the years ended December 31, 2024 and 2023 relates to all segments except Los Filos.
(2)Revenue from Customer 2 for the years ended December 31, 2024 and 2023 relates to all segments except Mesquite, Castle Mountain and Aurizona.
(3)Revenue from Customer 3 for the years ended December 31, 2024 and 2023 relates to Los Filos.
(4)Total revenue from major customers for the year ended December 31, 2024 represented 97.5% of total revenue (2023 – 98.1%).
28.    RELATED PARTY TRANSACTIONS
During the year ended December 31, 2024, the Company’s related parties include its subsidiaries, associate, joint operation and key management personnel (2023 – subsidiaries, associates, joint operation and key management personnel). The Company’s key management personnel consist of executive and non-executive directors and members of executive management.
The remuneration of the Company’s directors and other key management personnel during the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Salaries, directors’ fees and other short-term benefits	$3,203	$3,466
Share-based payments	3,732	3,285
Total key management personnel compensation	$6,935	$6,751
At December 31, 2024, $1.3 million (2023 – $1.6 million) was owed by the Company to management for accrued salaries and bonuses.
29.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Decrease (increase) in trade and other receivables	$6,964	$(27,094)
Increase in inventories	(72,369)	(165,697)
(Increase) decrease in prepaid expenses and other current assets	(11,349)	3,721
Increase in accounts payable, accrued liabilities and other current liabilities	18,740	20,083
Changes in non-cash working capital	$(58,014)	$(168,987)

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

30.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
(a)Financial assets and financial liabilities by category
The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

At December 31, 2024	Amortized cost	FVTPL	FVOCI	Total
Financial assets
Cash and cash equivalents	$239,329	$—	$—	$239,329
Marketable securities	—	—	6,142	6,142
Trade receivables	3,943	—	—	3,943
Derivative assets(1)	—	81	—	81
Restricted cash(2)	15,101	—	—	15,101
Other financial assets(3)	21,346	29,094	32,317	82,757
Total financial assets	$279,719	$29,175	$38,459	$347,353

Financial liabilities
Trade payables and accrued liabilities	$241,030	$—	$—	$241,030
Loans and borrowings	1,347,831	—	—	1,347,831
Derivative liabilities(1)	—	162,935	—	162,935
Lease liabilities(4)	80,366	—	—	80,366
Other financial liabilities(5)	108,200	—	—	108,200
Total financial liabilities	$1,777,427	$162,935	$—	$1,940,362

At December 31, 2023
Financial assets
Cash and cash equivalents	$191,995	$—	$—	$191,995
Marketable securities	—	683	91,983	92,666
Trade receivables	9,916	—	—	9,916
Derivative assets(1)	—	18,196	—	18,196
Restricted cash(2)	17,463	—	—	17,463
Other financial assets(3)	16,164	25,200	—	41,364
Total financial assets	$235,538	$44,079	$91,983	$371,600

Financial liabilities
Trade payables and accrued liabilities	$230,689	$—	$—	$230,689
Loans and borrowings	924,980	—	—	924,980
Derivative liabilities(1)	—	19,911	—	19,911
Lease liabilities(4)	46,728	—	—	46,728
Other financial liabilities(5)	36,716	—	—	36,716
Total financial liabilities	$1,239,113	$19,911	$—	$1,259,024
(1)     Includes current and non-current derivatives (note 16).
(2)    Includes current and non-current restricted cash. At December 31, 2024, the Company had $2.9 million (2023 – $2.1 million) of current restricted cash included in other current assets.
(3)    Other financial assets measured at amortized cost at December 31, 2024 and 2023 include other current and non-current receivables. Other financial assets measured at FVTPL at December 31, 2024 and 2023 relate to the Bear Creek Convertible Note (note 11(b)). Other financial assets measured at FVOCI at December 31, 2024 relate to the investment in Versamet (note 11(a)).
(4)    Includes current and non-current lease liabilities (note 18(b)).
(5)    Other financial liabilities include the Equipment Facility (note 17(a)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

30.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Fair values of financial assets and financial liabilities
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(i)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At December 31, 2024	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities	$6,142	$—	$—	$6,142
Derivative assets(1)	—	81	—	81
Other financial assets(2)	—	29,094	32,317	61,411
Derivative liabilities(1)	—	(74,781)	(88,154)	(162,935)
Net financial assets (liabilities)	$6,142	$(45,606)	$(55,837)	$(95,301)

At December 31, 2023
Marketable securities	$92,666	$—	$—	$92,666
Derivative assets(1)	—	18,196	—	18,196
Other financial assets(2)	—	25,200	—	25,200
Derivative liabilities(1)	—	(4,212)	(15,699)	(19,911)
Net financial assets (liabilities)	$92,666	$39,184	$(15,699)	$116,151
(1)Includes current and non-current derivatives (note 16).
(2)Other financial assets measured at fair value at December 31, 2024 relate to the Bear Creek Convertible Note (note 11(b)) and the investment in Versamet (note 11(a)). Other financial assets measured at fair value at December 31, 2023 relate to the Bear Creek Convertible Note.
(3)The fair values of marketable securities are based on the quoted market price of the underlying securities.
(4)The fair values of certain derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair values of the Company’s foreign currency contracts are based on forward foreign exchange rates and the fair values of the Company’s gold contracts are based on forward metal prices.
The fair value of the Bear Creek Convertible Note is determined using a convertible debt valuation model based on the contractual terms of the Bear Creek Convertible Note and market-derived inputs including Bear Creek’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument.
(5)The fair value of the investment in Versamet is measured using a market approach with reference to the market price of Versamet’s common shares in recent transactions, adjusted to reflect assumptions that market participants would use in pricing the asset, including assumptions about risks, based on available information.
The fair value of the Greenstone Contingent Consideration is calculated as the present value of projected future cash flows using a market interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
There were no amounts transferred between levels of the fair value hierarchy during the years ended December 31, 2024 and 2023.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

30.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Fair values of financial assets and financial liabilities (continued)
(ii)Financial assets and financial liabilities not already measured at fair value
At December 31, 2024 and 2023, the carrying amounts of the Company’s cash and cash equivalents, trade and other current receivables, restricted cash, and trade payables and accrued liabilities approximate their fair values due to the short-term nature of the instruments.
The fair values of the Company’s other financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		December 31, 2024		December 31, 2023
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Credit Facility(1)	2	$1,080,557	$1,106,280	$527,368	$539,454
2023 Convertible Notes(2)	1	131,682	188,025	123,720	181,453
2020 Convertible Notes(2)	2	135,592	144,127	135,288	142,203
Equipment Facility(3)	2	101,862	102,578	31,070	31,710
2019 Convertible Notes(2)	2	—	—	138,604	147,033
(1)The fair value of the Credit Facility (note 13(a)) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(2)The carrying amounts of the 2023 Convertible Notes, 2020 Convertible Notes and 2019 Convertible Notes represent the liability components of the convertible notes, while the fair values represent the liability and equity components of the convertible notes. The fair value of the 2023 Convertible Notes (note 13(b)) is based on the quoted market price of the underlying securities. The fair value of the 2020 Convertible Notes (note 13(c)) at December 31, 2024 represents the fair value of the liability component of $137.0 million (2023 – $132.8 million) and the fair value of the equity component of $7.1 million (2023 – $9.4 million). The fair value of the 2019 Convertible Notes (note 13(d)) at December 31, 2023 represents the fair value of the liability component of $138.1 million and the fair value of the equity component of $8.9 million. The fair values of the liability components of the 2020 Convertible Notes and 2019 Convertible Notes are calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(3)The fair value of the Equipment Facility (note 17(a)) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
31.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The Company’s Board of Directors approves and oversees the Company’s risk management process, which seeks to minimize the potential adverse effects of financial risks on the Company’s financial results. At December 31, 2024, the financial risks to which the Company is exposed and the Company’s objectives, policies and processes for managing those risks are as follows:
(a)Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.
The Company is primarily exposed to credit risk on its cash and cash equivalents, trade receivables, restricted cash and other current and non-current receivables. The Company’s maximum exposure to credit risk on its financial assets, other than those measured at FVTPL and FVOCI, at December 31, 2024, represented by the carrying amounts of the financial assets, was $279.7 million (2023 – $235.5 million).
The Company limits its exposure to credit risk on its cash and cash equivalents and restricted cash by investing in high credit quality instruments and maintaining its cash balances in financial institutions with strong credit ratings.
Credit risk arising from the Company’s trade receivables is low with negligible expected credit losses as the Company primarily sells its products to large global financial institutions and other companies with high credit ratings.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

31.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(b)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments at December 31, 2024:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$241,030	$—	$—	$—	$—	$—	$241,030
Loans and borrowings(1)(4)	253,751	777,383	420,615	180,694	—	—	1,632,443
Derivative liabilities(2)	57,663	17,118	—	—	—	—	74,781
Lease liabilities(4)	31,700	25,088	19,110	12,786	4,470	9,763	102,917
Other financial liabilities(1)(3)(4)	28,368	27,952	27,774	26,764	19,795	8,015	138,668
Reclamation and closure costs(4)	14,475	29,436	18,371	11,329	8,255	143,490	225,356
Purchase commitments(4)	66,694	8,024	7,437	7,000	6,881	22,791	118,827
Other operating commitments(4)	25,777	26,808	27,880	28,995	1,063	12,694	123,217
Total	$719,458	$911,809	$521,187	$267,568	$40,464	$196,753	$2,657,239
(1)Amounts for loans and borrowings in the above table include principal and interest payments, except accrued interest, which is included in trade payables and accrued liabilities.
(2)Derivative liabilities in the above table represent the fair values of the derivative instruments that are expected to be cash-settled.
(3)Other financial liabilities in the above table include the Equipment Facility (note 17(a)).
(4)Amounts included in the above table represent the undiscounted future cash flows.
The Company has a $700.0 million Revolving Facility available for general corporate purposes, other than for repayment of amounts owing under the 2020 Convertible Notes and 2023 Convertible Notes. At December 31, 2024, there was $104.6 million undrawn on the Revolving Facility (note 13(a)).
The Company’s objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after considering the Company’s holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. The Company also manages its liquidity risk by managing its capital structure (note 32).
(c)Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following market risks: currency risk, interest rate risk, and other price risk.
(i)Foreign currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments, in functional currency terms, will fluctuate because of changes in foreign exchange rates. At December 31, 2024, the functional currency of the Company and its subsidiaries is the US dollar. At December 31, 2024, the Company and its subsidiaries are exposed to currency risk on transactions, investments and balances denominated in currencies other than USD, principally in CAD, BRL and MXN. Prior to reaching commercial production on November 6, 2024, Greenstone, which had a Canadian dollar functional currency until such date (notes 2(d) and 4(a)(i)), was exposed to currency risk on transactions and balances denominated in USD.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

31.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(c)Market risk (continued)
(i)Foreign currency risk (continued)
The following table summarizes the Company’s exposure to currency risk arising from financial assets and financial liabilities, excluding foreign exchange contracts, denominated in foreign currencies:

At December 31, 2024	CAD	BRL	MXN	USD
Financial assets
Cash and cash equivalents	$10,730	$33,228	$1,758	$—
Marketable securities	6,142	—	—	—
Derivative assets	81	—	—	—
Restricted cash	6,921	4,737	—	—
Other financial assets	6,657	3,611	—	—
Financial liabilities
Accounts payable and accrued liabilities	(38,043)	(61,877)	(32,922)	—
Derivative liabilities	—	(1,931)	—	—
Lease liabilities	(36,983)	(7,075)	—	—
	$(44,495)	$(29,307)	$(31,164)	$—
At December 31, 2023
Financial assets
Cash and cash equivalents	$8,434	$14,903	$281	$14,494
Marketable securities	92,666	—	—	—
Derivative assets	89	—	—	—
Restricted cash	—	5,212	—	1,745
Other financial assets	1,849	2,928	—	3,669
Financial liabilities
Accounts payable and accrued liabilities	(11,731)	(69,909)	(38,291)	(6,101)
Derivative liabilities	(168)	(4,420)	—	—
Lease liabilities	(783)	(14,713)	(57)	(11,113)
Other financial liabilities	—	—	—	(31,070)
	$90,356	$(65,999)	$(38,067)	$(28,376)
Based on the above foreign currency denominated financial assets and financial liabilities at December 31, 2024, excluding the effect of foreign exchange contracts, the reasonably possible weakening in foreign currencies against the USD, assuming all other variables remained constant, would have resulted in the following increase in the Company’s net income during the year ended December 31, 2024:

2024
CAD – 10%	$3,248
BRL – 10%	2,139
MXN – 10%	2,275
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in CAD, BRL, and MXN which are accounted for as derivative financial instruments (note 16(b)(i)). At December 31, 2024, a 10% weakening in the CAD, BRL, and MXN against the USD would have resulted in an increase in the fair value of the Company’s foreign currency net derivative liability and a decrease of $53.8 million in the Company’s net income during the year ended December 31, 2024. A 10% strengthening in the CAD, BRL, and MXN against the USD would have resulted in a decrease in the fair value of the Company’s foreign currency net derivative liability and an increase of $38.0 million in the Company’s net income during the year ended December 31, 2024.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

31.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(c)Market risk (continued)
(ii)Interest rate risk
Interest rate risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.
At December 31, 2024, the Company is exposed to interest rate cash flow risk on its Credit Facility which is subject to variable interest rates based on SOFR (note 13(a)). A 1.0% increase or decrease in the SOFR interest rate during the year ended December 31, 2024 would have resulted in a decrease or increase of $6.7 million, respectively, in the Company’s net income during the year ended December 31, 2024.
The Company is also exposed to interest rate cash flow risk on its cash and cash equivalents and restricted cash that earn variable interest.
(iii)Other price risk
Other price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices, other than currency risk or interest rate risk.
At December 31, 2024, the Company held investments in marketable securities and an investment in Versamet which are measured at fair value. A 10% increase in the applicable share prices would have resulted in a decrease of $3.3 million in the Company’s other comprehensive loss for the year ended December 31, 2024. A 10% decrease in the applicable share prices would have resulted in an increase of $3.3 million in the Company’s other comprehensive loss.
In connection with the gold swap agreements (note 16(b)(ii)) and the Greenstone Contingent Consideration (note 16(b)(iii)), a 10% increase in the price of gold at December 31, 2024 would have resulted in a decrease of $15.3 million in the Company's net income for the year ended December 31, 2024. A 10% decrease in the price of gold at December 31, 2024 would have resulted in an increase of $11.6 million in the Company’s net income for the year ended December 31, 2024. Based on the contractual terms and total notional ounces remaining, the Company is not exposed to significant price risk on its outstanding gold collar contracts as at December 31, 2024.
32.    CAPITAL MANAGEMENT
The capital of the Company consists of items included in the Company’s equity and loans and borrowings, net of cash and cash equivalents. The Company’s capital at December 31, 2024 and 2023, as defined above, is summarized in the following table:

	2024	2023
Equity	$3,397,552	$2,442,461
Loans and borrowings	1,347,831	924,980
	4,745,383	3,367,441
Less: cash and cash equivalents	(239,329)	(191,995)
	$4,506,054	$3,175,446
The Company’s primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise. The Company manages its capital structure and makes adjustments as necessary in light of economic conditions. The Company, upon approval from its Board of Directors, seeks to balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. To maintain its capital structure, the Company may, from time to time, issue or buy back equity, draw down or repay debt, or sell assets, including its marketable securities or other investments.
As described in note 19(b), the Company has filed a base shelf prospectus that allows the Company to make offerings of common shares, debt securities, subscription receipts, share purchase contracts, units or warrants in one or more issuances until October 31, 2026 and as set forth in an accompanying prospectus supplement.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

33.    CONTINGENCIES
At December 31, 2024, the Company had the following outstanding matters:
(a)Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At December 31, 2024, the Company recognized a provision of $6.4 million (2023 – $7.8 million) for legal matters which is included in other non-current liabilities.
Premier Gold Mines Limited (“PGML”) acquired the Mercedes Mine from Yamana Gold Inc. in 2016. The Company acquired PGML in 2021 and subsequently sold the Mercedes Mine to Bear Creek in 2022. The agreements governing the sale of the Mercedes Mine to PGML and the subsequent sale of the Mercedes Mine to Bear Creek included tax indemnity provisions. The Mexican tax authority is currently auditing the Mercedes Mine for the 2016 income tax year. As a final assessment has not been issued to Bear Creek by the Mexican tax authority, the Company determined it did not have a present obligation under the tax indemnity at December 31, 2024. Accordingly, no amount has been recognized as a provision in relation to this matter at December 31, 2024. The amount and timing of any final assessment in the audit is uncertain and may be appealed.
(b)Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a freshwater pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at December 31, 2024 totaling $8.3 million (2023 – $10.6 million). In addition, public civil actions have been filed against the Company in the State and Federal courts claiming various damages because of the rain event, and criminal proceedings have been filed against the Company by the Federal public prosecutor. The Company and its advisors believe the fines, public civil actions and criminal proceedings are without merit and it is not probable that a cash outflow for this matter will occur. Accordingly, no amount has been recognized in relation to the fines, public civil actions, and criminal proceedings.
The above matters could have an adverse impact on the Company’s financial performance, cash flows and results of operations if they are not resolved favorably.
34.    SUBSEQUENT EVENTS
On February 23, 2025, the Company announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Calibre Mining Corp. (“Calibre”) whereby the Company will acquire 100% of the issued and outstanding common shares of Calibre in an at-market business combination pursuant to a plan of arrangement (the “Transaction”). Under the terms of the Arrangement Agreement, Calibre shareholders will receive 0.31 of an Equinox Gold common share for each Calibre common share held immediately prior to the closing of the Transaction. Upon completion of the Transaction, existing Equinox Gold shareholders and former Calibre shareholders will own approximately 65% and 35% of the outstanding common shares of the combined company, respectively, which will continue under the name “Equinox Gold Corp.”. The principal properties owned by Calibre include the Valentine gold mine development project in Canada, and a portfolio of operational mines and exploration and development properties in Nicaragua. Closing of the Transaction is subject to the receipt of Calibre and Equinox Gold shareholders’ approvals and certain regulatory approvals, and other customary closing conditions. The Transaction is expected to close during the second quarter of 2025. If the Arrangement Agreement is terminated by the Company or Calibre prior to the closing of the Transaction, termination fees in the amount of $145.0 million and $85.0 million are payable by the Company and Calibre, respectively, to the other party.
Concurrent with the Arrangement Agreement, the Company entered into a subscription agreement to participate in Calibre’s private placement convertible note financing. The private placement closed on March 4, 2025 with the Company purchasing a convertible note at par with a principal amount of $40.0 million and a maturity date of March 4, 2030 (the “Calibre Convertible Note”). The Calibre Convertible Note is unsecured, and has an annual interest rate of 5.5%. At any time prior to the maturity date, the Company may convert the Calibre Convertible Note into common shares of Calibre at a price of C$4.25 per Calibre common share. In connection with the private placement, the Company received 8,813,252 common share purchase warrants of Calibre (the “Calibre Warrants”) for no additional consideration. Each Calibre Warrant is exercisable into one common share of Calibre at a price of C$4.50 per Calibre common share until March 4, 2030.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Tables expressed in thousands of United States dollars, except share and per share amounts)

34.    SUBSEQUENT EVENTS (CONTINUED)
Upon the occurrence of a change of control of Calibre, except for a change of control resulting from completion of the Transaction, the Company may require Calibre to, within 30 days following the change of control, repay the Calibre Convertible Note at a redemption amount equal to the lesser of a) 100% of the principal amount outstanding plus all remaining interest payable on the principal amount outstanding from the date of such redemption up to and including the maturity date, and b) 107% of the principal amount outstanding plus all accrued and unpaid interest. Calibre may also, upon such change of control, prepay any portion of the principal amount outstanding under the Calibre Convertible Note using the same redemption formula as described above on the principal amount being prepaid.
If the Arrangement Agreement is terminated prior to the closing of the Transaction, the maturity date of the Calibre Convertible Note will be accelerated to January 31, 2026.